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Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-221541

OFFER TO EXCHANGE

TRIUMPH GROUP, INC.

Offer to Exchange

7.750% Senior Notes due 2025
Registered under the Securities Act

for

A Like Principal Amount of Outstanding 7.750% Senior Notes due 2025

         We are offering, upon the terms and subject to the conditions set forth in this offer to exchange and the accompanying letter of transmittal, to exchange up to $500,000,000 aggregate principal amount of our 7.750% Senior Notes due August 15, 2025, registered under the Securities Act of 1933, as amended (the "Securities Act") and referred to in this offer to exchange as the new notes, for an equal principal amount of our outstanding 7.750% Senior Notes due August 15, 2025, which are referred to in this offer to exchange as the old notes. The new notes will represent the same debt as the old notes and will be issued under the same indenture as the old notes.

         The exchange offer expires at 5:00 p.m., New York City time, on January 15, 2018, unless extended.
Terms of the Exchange Offer

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  We will exchange new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

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  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

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  The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the new notes will be registered under the Securities Act and will generally not be subject to transfer restrictions, will not be entitled to registration rights and will not have the right to earn additional interest under circumstances relating to our registration obligations.

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  The new notes will be guaranteed on a full, joint and several basis by each of our domestic restricted subsidiaries that is a borrower under any of our credit facilities or that guarantees any of our debt or that of any of our restricted subsidiaries under our credit facilities and in the future by any domestic restricted subsidiaries that are borrowers under any credit facility or that guarantee any of our debt or that of any of our restricted subsidiaries incurred under any credit facility.

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  We will not receive any cash proceeds from the exchange offer.

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  The exchange of old notes for new notes pursuant to this exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See the discussion under the caption "Material U.S. Federal Income Tax Consequences."

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  There is no existing market for the new notes to be issued, and we do not intend to apply for listing or quotation on any securities exchange or market.

         See "Risk Factors" on page 21 of this offer to exchange for a discussion of factors you should consider before participating in this exchange offer.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW NOTES OR DETERMINED IF THIS OFFER TO EXCHANGE IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver an offer to exchange in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering an offer to exchange, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This offer to exchange, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market -making activities or other trading activities. We have agreed that we will make this offer to exchange available to any broker-dealer for use in connection with any such resale until the earlier of 180 days after the date the exchange offer registration statement becomes effective and the date on which a broker-dealer is no longer required to deliver an offer to exchange in connection with market -making or other trading activities. See "Plan of Distribution."

The date of this offer to exchange is December 14, 2017.

        You should rely only on the information in this offer to exchange. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange and issue the new notes in any jurisdiction where the offer or exchange is not permitted. You should assume that the information appearing in this offer to exchange is accurate only as of the date on the front cover of this offer to exchange. Our business, financial condition, results of operations, and prospects may have changed since that date.

        Unless otherwise indicated or required by context, the terms "Triumph," the "Company," "we," "us," and "our" as used in this offer to exchange refer to Triumph Group, Inc. and its consolidated subsidiaries.

        Our fiscal year begins on April 1 and ends on March 31 of the following year. In the context of any discussion of our financial information in this offer to exchange and the documents incorporated by reference herein, any reference to a year or to any quarter of that year relates to the fiscal year ended on March 31 of that year.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" in this offer to exchange the information in other documents that we file with it. This means that we are disclosing important information by referring to another document separately filed with the SEC. This information incorporated by reference is deemed to be part of this offer to exchange, except for any information superseded by information in this offer to exchange. Information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this offer to exchange. We incorporate by reference the documents set forth below:

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  our Annual Report on Form 10-K for the fiscal year ended March 31, 2017, filed on May 24, 2017 as amended by the Form 10-K/A, filed on May 26, 2017;

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  our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2017, filed on July 28, 2017, and for the quarter ended September 30, 2017, filed on November 8, 2017; and

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  our Current Reports on Form 8-K, filed on May 5, 2017, May 10, 2017, June 12, 2017, July 20, 2017, August 2, 2017, August 11, 2017, August 18, 2017 and November 7, 2017.

        We also incorporate by reference into this offer to exchange any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or any other information "furnished" to the SEC, unless specifically stated otherwise) after the date of this offer to exchange and prior to the later of (i) the termination or completion of the exchange offer and (ii) the termination of the period of time described under "Plan of Distribution" during which we have agreed to make available this offer to exchange to broker-dealers in connection with certain resales of the new notes.

        You may obtain any of the documents incorporated by reference in this offer to exchange from the SEC through the SEC's website at the address provided above and on our website at www.triumphgroup.com. Information contained on, linked to or from our website is not a part of this offer to exchange. You also may request a copy of this offer to exchange or any document incorporated by reference in this offer to exchange, at no cost, by writing or calling us at the following address: Triumph Group, Inc., 899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312, (610) 251-1000, Attention: Investor Relations.

        To obtain timely delivery, you must request the information no later than January 8, 2018, which is five business days prior to the expiration of the exchange offer. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See "The Exchange Offer" for more detailed information.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the new notes. The rules and regulations of the SEC allow us to omit from this offer to exchange certain information included in the registration statement.

        We file reports and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference room. Our SEC filings also are available on the SEC's website at http://www.sec.gov.

 NON-GAAP FINANCIAL MEASURES

        We prepare and publicly release quarterly unaudited financial statements prepared in accordance with U.S. GAAP. In accordance with SEC guidance on Compliance and Disclosure Interpretations, we also disclose and discuss certain non-GAAP financial measures in our public releases. The non-GAAP financial measure that we disclose is Adjusted EBITDA (as reported), which is net income before interest, income taxes, amortization of acquired contract liabilities, curtailments and early retirement incentives, legal settlements, loss on divestitures and depreciation and amortization. We disclose Adjusted EBITDA on a consolidated and a reportable segment basis in our earnings releases, investor conference calls and filings with the SEC. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations.

        We view Adjusted EBITDA as an operating performance measure and, as such, we believe that the U.S. GAAP financial measure most directly comparable to it is net income. In calculating Adjusted EBITDA, we exclude from net income the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP and should not be considered as a measure of liquidity, as an alternative to net income (loss), net income, or as an indicator of any other measure of performance derived in accordance with U.S. GAAP. Investors and potential investors in our securities should not rely on Adjusted EBITDA as a substitute for any U.S. GAAP financial measure, including net income (loss) or net income. In addition, we urge investors and potential investors in our securities to carefully review the reconciliation of Adjusted EBITDA to net income set forth under "Summary—Summary historical consolidated financial data," in our earnings releases and in other filings with the SEC and to carefully review the U.S. GAAP financial information included as part of our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K that are filed with the SEC, as well as our quarterly earnings releases, and compare the GAAP financial information with our Adjusted EBITDA.

        Adjusted EBITDA is used by management to internally measure our operating and management performance and by investors as a supplemental financial measure to evaluate the performance of our business that, when viewed with our U.S. GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our business. We have spent more than 20 years expanding our product and service capabilities, partially through acquisitions of complementary businesses. Due to the expansion of our operations, which included acquisitions, our net income has included significant charges for depreciation and amortization. Adjusted EBITDA excludes these charges and provides meaningful information about the operating performance of our business, apart from charges for depreciation and amortization. We believe the disclosure of Adjusted EBITDA helps investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe Adjusted EBITDA is a measure of our ongoing operating performance because the isolation of non-cash charges, such as depreciation and amortization, and non-operating items, such as interest and income taxes, provides additional information about our cost structure and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on Adjusted EBITDA to provide a financial measure by which to compare our operating performance against that of other companies in our industry.

        Set forth below are descriptions of the financial items that have been excluded from our net income to calculate Adjusted EBITDA (as reported) and the material limitations associated with using this non-GAAP financial measure as compared to net income:

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  Curtailments and early retirement incentives may be useful for investors to consider because they represent the current period impact of the change in the defined benefit obligation due to the reduction in future service costs as well as the incremental cost of retirement incentive benefits paid to participants. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.

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  Legal settlements may be useful for investors to consider because it reflects gains or losses from disputes with third parties. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.

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  Amortization of acquired contract liabilities may be useful for investors to consider because it represents the non-cash earnings on the fair value of off-market contracts acquired through acquisitions. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.

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  Amortization expense (including intangible asset impairments) may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights and licenses. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

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  Depreciation may be useful for investors to consider because it generally represents the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

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  Divestitures may be useful for investors to consider because they reflect gains or losses from sale of operating units. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.

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  The amount of interest expense and other we incur may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense and other to be a representative component of the day-to-day operating performance of our business.

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  Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

        In addition, in this offer to exchange, Adjusted EBITDA (as further adjusted) has been further adjusted to exclude certain items we are permitted to add back in our calculation of consolidated EBITDA for purposes of complying with the covenants under our revolving credit facility, including the impact of cash and non-cash restructuring charges, including termination benefits, facility closure and other exit costs, and disruption costs.

        Management compensates for the above-described limitations of using non-GAAP measures only to supplement our U.S. GAAP results and to provide additional information that is useful to gain an understanding of the factors and trends affecting our business.

 INDUSTRY AND MARKET DATA

        In this offer to exchange, we refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this offer to exchange is based on independent industry and trade publications or other publicly available information, or information published by original equipment manufacturers, or OEMs, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this offer to exchange and the documents incorporated by reference herein, the knowledge and experience of our management in the markets in which we operate. The estimates contained in this offer to exchange have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. Although we believe that these independent sources and internal data are reliable as of their respective dates, the information contained in them has not been independently verified, and we cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data and the market share estimates set forth in this offer to exchange, and beliefs and estimates based thereon, may not be reliable. The Company has made rounding adjustments to reach some of the figures included in this offer to exchange. As a result, amounts shown as totals in some tables may not be arithmetic aggregations of the amounts that precede them.

FORWARD-LOOKING STATEMENTS

        This offer to exchange contains or incorporates by reference statements that are forward looking statements within the meaning of the federal securities laws relating to our future operations and prospects, including statements that are based on current projections and expectations about the markets in which we operate, and our beliefs concerning future performance and capital requirements based upon current available information. When used in this document, words like "may," "might," "will," "expect," "anticipate," "believe," "potential," and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from our current expectations. For example, there can be no assurance that additional capital will not be required or that additional capital, if required, will be available on reasonable terms, if at all, at such times and in such amounts as may be needed by us. In addition to these factors, among other factors that could cause actual results to differ materially are uncertainties relating to the integration of acquired businesses, general economic conditions affecting our business, dependence of certain of our businesses on certain key customers as well as competitive factors relating to the aviation industry. For a more detailed discussion of these and other factors affecting us, see "Risk factors."

SUMMARY

        This summary contains basic information about our company and the offering. It may not contain all the information that may be important to you. Investors should carefully read this entire offer to exchange, including the information set forth under "Risk factors" and in our consolidated financial statements and related notes and other documents incorporated by reference herein before making an investment decision. Unless otherwise indicated or required by the context, the terms "Triumph," the "Company," "we," "us," and "our," refer to Triumph Group, Inc. and its consolidated subsidiaries. Unless otherwise noted, references to years are to our fiscal years, which end on March 31.

Our Company

General

        Triumph Group, Inc. ("Triumph", the "Company", "we", "us", or "our") was incorporated in 1993 in Delaware. Our companies design, engineer, manufacture, repair, overhaul and distribute a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems. We serve a broad, worldwide spectrum of the aviation industry, including original equipment manufacturers, or OEMs, of commercial, regional, business and military aircraft and aircraft components, as well as commercial and regional airlines and air cargo carriers.

Products and Services

        We offer a variety of products and services to the aerospace industry through four operating segments: (i) Triumph Integrated Systems, whose companies revenues are derived from the design, development and support of proprietary components, subsystems and systems, as well as production of complex assemblies using external designs; (ii) Triumph Aerospace Structures, whose companies supply commercial, business, regional and military manufacturers with large metallic and composite structures; (iii) Triumph Precision Components, whose companies produce close-tolerance parts primarily to customer designs and model-based definition, including a wide range of aluminum, hard metal and composite structure capabilities; and (iv) Triumph Product Support, whose companies provide full life cycle solutions for commercial, regional and military aircraft.

        Integrated Systems capabilities include hydraulic, mechanical and electro-mechanical actuation, power and control; a complete suite of aerospace gearbox solutions including engine accessory gearboxes and helicopter transmissions; active and passive heat exchange technology; fuel pumps, fuel metering units and Full Authority Digital Electronic Control fuel systems; hydro-mechanical and electromechanical primary and secondary flight controls; and a broad spectrum of surface treatment options.

        The products that companies within this group design, engineer, build and repair include:

Aircraft and engine mounted accessory drives	Thermal control systems and components
Cargo hooks	High lift actuation
Cockpit control levers	Hydraulic systems and components
Comprehensive processing services	Landing gear actuation systems
Control system valve bodies	Landing gear components and assemblies
Electronic engine controls	Main engine gear box assemblies
Exhaust nozzles and ducting	Main fuel pumps
Geared transmissions and drive train components Fuel metering units	Secondary flight control systems Vibration absorbers

        Aerospace Structures products include wings, wing boxes, fuselage panels, horizontal and vertical tails and sub-assemblies such as floor grids. Inclusive of most of the former Vought Aircraft Division,

Aerospace Structures also has the capability to engineer detailed structural designs in metal and composites.

        The products that companies within this group design, manufacture, build and repair include:

Aircraft wings	Flight control surfaces
Composite and metal bonding	Helicopter cabins
Engine nacelles	Precision machined parts
Comprehensive processing services	Stretch-formed leading edges and fuselage skins
Empennages	Wing spars and stringers

        Precision Components capabilities include complex machining, gear manufacturing, sheet metal fabrication, forming, advanced composite and interior structures, joining processes such as welding, autoclave bonding and conventional mechanical fasteners and a variety of special processes including: super plastic titanium forming, aluminum and titanium chemical milling and surface treatments.

        The products that companies within this group design, engineer, build and repair include:

Acoustic and thermal insulation systems	Flight control surfaces
Composite and metal bonding	Helicopter cabins
Composite ducts and floor panels	Precision machined parts
Comprehensive processing services	Stretch-formed leading edges and fuselage skins
Wing spars and stringers

        Product Support extensive product and service offerings include full post-delivery value chain services that simplify the maintenance, repair and overhaul ("MRO") supply chain. Through its line maintenance, component MRO and postproduction supply chain activities, Product Support is positioned to provide integrated planeside repair solutions globally. Capabilities include fuel tank repair, metallic and composite aircraft structures, nacelles, thrust reversers, interiors, auxiliary power units and a wide variety of pneumatic, hydraulic, fuel and mechanical accessories. Companies in Product Support repair and overhaul various components for the aviation industry including:

Air cycle machines	Blades and vanes
APUs	Cabin panes, shades, light lenses and other components
Constant speed drives	Combustors
Engine and airframe accessories	Stators
Flight control surfaces	Transition ducts
Integrated drive generators	Sidewalls
Nacelles	Light assemblies
Remote sensors	Overhead bins
Thrust reversers	Fuel bladder cells

Competitive Strengths

        We believe we benefit from the following competitive strengths:

        Diverse business mix.    Through organic growth and disciplined acquisitions, we have increased the diversification of the end markets we serve in order to reduce the impact that any single segment, platform or product of the aerospace industry could have on our results. For the twelve month period ended September 30, 2017, 57% of our net sales were into the commercial aerospace market, while the military market represented 21% of our net sales and business jet, regional jet and other markets represented 22% of our net sales.

        Broad array of products and services.    We offer the ability to design, fabricate or overhaul virtually any type of part, component or assembly. This breadth of experience and capabilities makes Triumph unique among aerospace industry suppliers. We believe providing aerospace customers with a single point of purchase for a diverse array of technically complex products and services for a wide range of aerospace platforms and programs, gives us a competitive advantage in developing strategic partnerships with OEMs. We design, engineer and manufacture aircraft components to meet our customers' particular requirements—from single components to complex aerostructures and their contents. In some cases, we own the proprietary rights to these designs and, accordingly, our customers generally rely on us to regularly repair, overhaul or replace these components, which provides us with a recurring source of cash flow. For our customers, we also perform aftermarket repair and overhaul services on various aviation components manufactured by third parties. This business continues to expand in response to increasing passenger miles, aging fleets, and the trend toward consolidation and outsourcing among commercial airlines. We are experienced in all major aerospace markets—commercial, military, business jets and regional jets; unmanned vehicles and rotorcraft. Our success on these and other legacy programs provides us with a strong foundation and positions us for future growth on new commercial programs.

        Advanced manufacturing and technical capabilities.    We are a leading global manufacturer of some of the largest and most technologically advanced parts and assemblies for a diverse range of aircraft. Our capabilities include aerostructures, precision assembly techniques, automated assembly processes and large-bed machining and fabrication of large composite fiber reinforced parts, highly proprietary actuation products, geared products, structural components, and thermal products and controls. The Company employs over 1,000 engineers supporting design programs and manufacturing. Our manufacturing facilities have achieved ISO 9001 certification, a certification of internationally recognized quality standards for manufacturing. Triumph continues to invest in new technology. With Triumph companies located throughout the world we have resources positioned close to our customers for rapid response.

        Significant customer relationships and industry presence.    We believe that our strong customer relationships and strong industry positions are the result of our dedication to meeting our customers' complex specifications, our focus on quality control and our delivery of high quality products and services. The Company's customer base includes nearly all of the world's major OEMs (Boeing, Airbus, Bell Helicopter, Cessna, Gulfstream, Sikorsky, Lockheed Martin, Raytheon, Honeywell and General Electric), commercial airlines, the U.S. military and air cargo carriers, including Federal Express and United Parcel Service. The Company is an important supplier to many long-lived commercial and military platforms, including, Airbus A320, A330, A380, Boeing 737, 747- 8, 767, 777 and 787, CH-47 Chinook, CH-53, KC46A tanker and V-22 Osprey, Bombardier Global 7000/8000, Lockheed Martin C-130, Northrop Grumman Global Hawk, Sikorsky UH-60 Black Hawk, F-16, F-35, Cessna CJ4, Cessna Mustang 550, Gulfstream G650 and G280. In addition, the Company is well positioned to capitalize on other new program launches.

        Robust backlog.    As of September 30, 2017 and March 31, 2017, our backlog was approximately $4.28 billion and $3.98 billion, respectively. Backlog is generally comprised of actual purchase orders with firm delivery dates or contract requirements generally within the next 24 months. The majority of our sales are from orders issued under long- term contracts, generally of a three to five-year duration. Our backlog increases our management's visibility on future business activity levels.

        Conservative financial strategy.    Our total net debt to capitalization, on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom, was 61.4% as of September 30, 2017. In addition, as of September 30, 2017, we had $33.7 million of cash and cash equivalents and $652.3 million of availability under our revolving credit facility. For the twelve-month period ended September 30, 2017, our total net debt to Adjusted EBITDA (as reported) was 4.3x and our total net debt to Adjusted EBITDA (as further adjusted) would be 3.7x.

        High barriers to entry.    The FAA certification process and the prevalence of long-term sole source or preferred supplier contracts serve as significant barriers to entry in the aerospace component and aerostructures markets. Certification by the FAA and foreign regulatory authorities is rigorous and requires significant time and capital expenditures in order to develop the capabilities to design, manufacture, test and certify aerospace component and aerostructure parts and assemblies. To obtain the approvals necessary to compete for contracts, companies make substantial up-front investments as well as develop and demonstrate sophisticated manufacturing expertise and experienced-based industry and aircraft knowledge. In addition, OEMs frequently award long-term sole source or preferred supplier contracts for the provision of particular parts for a particular platform. As a result, with respect to many of the platforms we supply, we are the only currently qualified FAA-certified supplier of such parts. We have achieved this position by implementing the technology to enable us to meet these stringent regulatory requirements and the exacting standards of our customers.

        Experienced leadership.    Our senior management team and directors are highly experienced in the aviation parts and services industry, operationally focused and maintain extensive business relationships from which we as a whole benefit. Our senior executives and directors have extensive experience in the aviation industry and have successfully managed through various industry cycles. We believe our management has the vision, focus and experience to position us for success in the future.

Business Strategy

        We are currently engaged in a transformation of the organization. In order to aggregate capabilities, build leverageable scale, and reduce cost, we consolidated our businesses into four business units described above.

        Our strategic approach to transforming and growing these four businesses includes two phases. The first phase, spanning fiscal years 2018 and 2019, includes resolving contractual uncertainties within our Aerospace Structures business, turning around our Precision Components machining businesses, and executing key targeted divestitures. Execution of these three key imperatives are expected to reduce liabilities and uncertainties, improve margins and cash flow, and provide capital for selective investment.

        The second phase, spanning fiscal years 2019 and 2020, includes investments in both organic growth opportunities and targeted acquisitions within our profitable and growing Integrated Systems, and Product Support businesses.

        Our Integrated Systems business is built on a strong foundation of engineering knowledge and intellectual property. Leveraging this foundation will enable the accelerated expansion of market share and technology in our markets through increased research and development and strategic mergers and acquisitions. For instance, within the actuation market, mergers and acquisitions will be primarily targeted at complementary engineered product solutions and/or protection of key capabilities which may include increasing the vertical integration of vital engineered components to control pricing pressure within the various actuation markets.

        Our Product Support business thrives on best-in-class service, qualifications, and strong customer relationships. Key service attributes such as responsiveness, available product, industry leading cycle times, and remaining close to our customers enables the expansion of business, while investments in rotable pools of equipment, such as nacelles, flight control surfaces and accessories result in near term capture of fleet sustainment revenues with both existing and new customers. Several attractive options also exist for consolidating accessory capabilities within our existing footprint and expanding operations internationally in existing or new lower cost locations.

        We plan to continue to pursue our transformation to stabilize our loss-making and negative cash programs. In fiscal year 2016 we launched a cost reduction initiative, focusing on facilities consolidation, management consolidation and reductions in workforce, supply chain management enhancements and shop floor productivity improvements. We plan to continue to focus on cost savings and improving our balance sheet strength and liquidity. See "Risk factors—Risks relating to our business and our industry—We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, facility consolidations, realignment, cost reduction and other strategic initiatives."

        Additionally, acquisitions will be considered where they can provide high value, near term returns, such as acquiring MRO businesses and inserting them into Product Support, where property and equipment, qualifications, and skills may be redundant or highly complementary, allowing significant margin enhancements through cost reductions, footprint consolidations and increased asset utilization.

        Within the overall approach above, we are also engaged in opportunities for growth through the replacement of underperforming competitors, extending our existing products and capabilities within our core markets, increasing our penetration of existing customers, and establishing new customers within and adjacent to our core markets and capabilities.

        More generalized strategies remain applicable as the Triumph transformation continues:

        Develop additional products and services.    We offer integrated solutions for complex systems by integrating the capabilities of our operating companies, thereby adding greater value for our customers and their products. In addition, we place a high priority on the ongoing technological development and application of our products and services. We intend to continue to introduce new aviation products and services and to acquire select products and services to take advantage of opportunities in the aerospace industry and to respond to our customers' increasing demands. We plan to further expand our position as a consolidated point of purchase to our customers by capitalizing on the ongoing trend toward outsourcing and the reduction of approved suppliers and vendors by OEMs, airlines and air cargo carriers.

        Improve operations.    We plan to continue to improve our operations to support our customers' demand for capacity while at the same time right sizing our businesses through product transfers, facility consolidations, divestitures, mergers and acquisitions, to meet the demands for cost. We intend to continue to prudently invest in state- of-the-art plants and equipment to improve our operating efficiencies and increase our operating margins.

        Pursue complementary acquisitions.    We expect to continue to grow through acquisitions of other companies, assets or product lines that add to, complement, enhance or diversify our existing aviation products and services and program portfolio. We have successfully completed more than 40 acquisitions since 1996. We believe the fragmented nature of a large portion of the market for aircraft products and services will provide us with additional attractive acquisition opportunities in the aerospace industry. Through selective acquisitions, we aim to broaden our product offerings, add new specialized technologies, expand capacity for high-demand products and services, build on existing customer relationships and enter new markets.

        Market complete capabilities.    As we continue to expand our product and service offerings, we plan to leverage our network of companies to cross- sell their capabilities to our existing customers and attract new customers. We strive to be our customers' most valued partner through excellence in product and process technologies and by providing modern and efficient production facilities. In addition, we strive to build on our reputation for quality and performance and to introduce best operating practices across our operations. We continue to share group business development and sales and marketing resources, and jointly bid on projects in an effort to capture greater share in our markets. We believe that the breadth of our customer relationships, capabilities and experience, and our quality of service and support will enable us to win additional customer business.

        Increase our international presence.    We intend to continue to take advantage of the expanding international market for aviation products and services as worldwide air travel increases and foreign nations purchase used aircraft that require more frequent repair and maintenance. We currently supply products and services to substantially all major commercial passenger and air cargo airlines worldwide, have manufacturing and service facilities in Canada, France, Germany, Mexico, Thailand and the United Kingdom and retain independent sales representatives in a number of foreign countries. Furthermore, we intend to globalize our production processes through initiatives such as global sourcing. We believe that our initiatives will allow us to reduce costs, expand our capabilities and provide strategic benefits to our customers. We will continue to align our facilities footprint with emerging markets for air travel and build on our existing international presence through continued market penetration and international acquisition opportunities.

Summary of the Terms of the Exchange Offer

        The following is a brief summary of the terms of the exchange offer. Please see "The Exchange Offer" for a more complete description of the exchange offer.

Old Notes	$500.0 million aggregate principal amount of 7.750% Senior Notes due 2025.
New Notes

Up to $500.0 million aggregate principal amount of 7.750% Senior Notes due 2025, which have been registered under the Securities Act. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes are registered under the Securities Act and are generally not subject to transfer restrictions, are not entitled to registration rights and do not have the right to earn additional interest under circumstances relating to our registration obligations.

Exchange Offer	We are offering to exchange the new notes for a like principal amount of old notes. Currently, there is $500.0 million in aggregate principal amount of old notes outstanding.

Old notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. New notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Subject to the terms of this exchange offer, we will exchange new notes for all of the old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, as soon as practicable after the expiration of this exchange offer.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on January 15, 2018, unless we extend it. We do not currently intend to extend the expiration date.
Withdrawal of Tenders	You may withdraw the tender of your old notes at any time prior to the expiration date.
Material U.S. Federal Income Tax Consequences	The exchange of old notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Material United States Federal Income Tax Consequences."
Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, which we may waive. See "The Exchange Offer-Conditions."

Procedures for Tendering

If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct this custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this offer to exchange and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company ("DTC") may tender old notes through DTC's Automated Tender Offer Program ("ATOP") which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

By signing, and agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:
you are acquiring the new notes in the ordinary course of your business;
you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the new notes;
you are not an affiliate of the issuer (within the meaning of Rule 405 under the Securities Act); and

if you are a broker-dealer registered under the Exchange Act, you are participating in the exchange offer for your own account and are exchanging old notes acquired as a result of market -making activities or other trading activities and you will deliver an offer to exchange in connection with any resale of the new notes.

See "The Exchange Offer-Eligibility; Transferability."
Transferability

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and offer to exchange delivery requirements of the Securities Act (subject to representations required to be made by each holder of old notes, as set forth above). However, any holder of old notes who:

• is one of our "affiliates" (as defined in Rule 405 under the Securities Act),
• does not acquire the new notes in the ordinary course of business,
• distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the new notes as part of the exchange offer, or
• is a broker-dealer who purchased old notes directly from us,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and offer to exchange delivery requirements of the Securities Act in connection with any resale of the new notes.

Our belief that transfers of new notes would be permitted without registration or offer to exchange delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives new notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market -making or other trading activity must acknowledge that it will deliver an offer to exchange in connection with any resale of the new notes. See "Plan of Distribution."

Consequences of Failure to Exchange

Any old notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer. Since the old notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the old notes except under an exemption from the requirements of the Securities Act or unless the old notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the U.S. federal securities laws. See "The Exchange Offer-Consequences of Failure to Tender."

Use of Proceeds	We will not receive any proceeds from the exchange of notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture, is serving as the exchange agent for this exchange offer. See "The Exchange Offer-Exchange Agent" for the address and telephone number of the exchange agent.

Summary of the Terms of the New Notes

        The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes are registered under the Securities Act and are generally not subject to transfer restrictions, are not entitled to registration rights and do not have the right to earn additional interest under circumstances relating to our registration obligations. The new notes will evidence the same debt as the old notes. The new notes will be governed by the same indenture under which the old notes were issued.

        The summary below describes the principal terms of the new notes. Please see "Description of the New Notes" for further information regarding the new notes.

Issuer	Triumph Group, Inc.
Notes Offered	$500.0 million aggregate principal amount of 7.750% Senior Notes due 2025.
Maturity Date	August 15, 2025.
Interest	Interest on the new notes will accrue at a rate of 7.750% per annum, payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing February 15, 2018.
Guarantees

The new notes will be guaranteed on the date of issuance on a full, joint and several basis by each of our domestic restricted subsidiaries that is a borrower under the Credit Facilities or that guarantees any of our debt or that of any of our restricted subsidiaries under the Credit Facilities and in the future by any of our domestic restricted subsidiaries that are borrowers under any credit facility or that guarantee any of our debt or that of any of our domestic restricted subsidiaries incurred under any credit facility. Under certain circumstances, the guarantees may be released without action by, or the consent of, the holders of the new notes.

Ranking	The new notes and the guarantees will be our and our subsidiary guarantors' senior unsecured obligations and they will rank:
• equal in right of payment to our and our subsidiary guarantors' existing and future senior indebtedness, including our and our subsidiary guarantors' obligations under our Credit Facilities;
• senior in right of payment to our and our subsidiary guarantors' existing and future subordinated indebtedness;

•

effectively subordinated to all of our and our subsidiary guarantors' existing and future secured debt (including under our Credit Facilities) to the extent of the value of the assets securing such debt; and

• structurally subordinated in right of payment to all indebtedness and other liabilities of our existing and future subsidiaries that do not guarantee the new notes.
As of September 30, 2017, we had $1,450.7 million in consolidated indebtedness outstanding, including $275.7 million of secured indebtedness. See "Description of New Notes-Ranking."

For the fiscal year ended March 31, 2017, the Company's non-guarantor subsidiaries generated net sales of $380.0 million, or 10.8% of our consolidated net sales, and $36.1 million, or 9.1%, of our Adjusted EBITDA, and as of September 30, 2017, our non-guarantor subsidiaries had total assets of $817.5 million, total liabilities of $602.1 million and stockholders' equity of $215.4 million.

Optional Redemption

We may redeem the new notes, in whole or in part, at any time on or after August 15, 2020 at the applicable redemption prices described under "Description of New Notes-Optional Redemption," plus accrued and unpaid interest, if any, to the redemption date. At any time before August 15, 2020, we may redeem the new notes, in whole or in part, at a redemption price equal to 100% of their principal amount plus a make whole premium, together with accrued and unpaid interest and additional interest, if any, to the redemption date. In addition, we may redeem up to 35% of the new notes before August 15, 2020 with the net cash proceeds from certain equity offerings at the redemption price described under "Description of New Notes-Optional Redemption."

Change of Control

If we experience specific kinds of changes of control, we will be required to offer to purchase all of the new notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. For more details, see "Description of New Notes-Change of Control."

Certain Covenants	The indenture governing the new notes, among other things, will limit our and our restricted subsidiaries' ability to:
• incur additional indebtedness;
• pay dividends or make other distributions;
• make other restricted payments and investments;
• create liens;
• incur restrictions on the ability of restricted subsidiaries to pay dividends or make certain other payments;
• sell assets, including capital stock of restricted subsidiaries;
• enter into sale and leaseback transactions;
• merge or consolidate with other entities; and

• enter into transactions with affiliates.
These covenants are subject to a number of important qualifications and limitations. See "Description of New Notes-Certain Covenants."
Absence of a Public Market

The new notes will be a new issue of securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development of liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or maintain a trading market for them.

 Risk Factors

        Prospective purchasers of the new notes should carefully consider all of the information set forth in this offer to exchange and the documents incorporated by reference herein and, in particular, should evaluate the specific factors under the section "Risk Factors" for considerations relevant to an investment in the new notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth summary historical consolidated financial and other data of the Company as of and for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 and as of and for the six months ended September 30, 2017 and 2016.

        We derived the summary consolidated financial and other data for the fiscal years ended March 31, 2017, 2016 and 2015 and as of March 31, 2017 and 2016 from our audited consolidated financial statements incorporated by reference herein. We derived the summary consolidated financial and other data for the fiscal years ended March 31, 2014 and 2013 and as of March 31, 2015, 2014 and 2013 from our audited consolidated financial statements not incorporated by reference herein.

        We derived the summary consolidated financial and other data for the six months ended September 30, 2017 and 2016 and as of September 30, 2017 from our unaudited condensed consolidated financial statements incorporated by reference herein. We derived the summary consolidated balance sheet data as of September 30, 2016 from our unaudited condensed consolidated financial statements not incorporated by reference herein. Our results of operations for the six months ended September ne 30, 2017 and 2016 are not necessarily indicative of results for a full fiscal year or any other period.

        Summary financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein as well as our consolidated financial statements, the related notes thereto and other financial information incorporated by reference herein.

	Fiscal year ended March 31,					Six months ended September 30,
(in thousands)	2013	2014	2015	2016	2017	2016	2017
Statement of operations data
Net sales	3,702,702	3,763,254	3,888,722	3,886,072	3,532,799	1,768,022	1,526,845
Cost of sales	2,763,488	2,911,802	3,141,453	3,597,299	2,689,818	1,399,820	1,207,210
Selling, general and administrative expense	241,349	254,715	285,773	287,349	281,547	138,355	153,883
Depreciation and amortization	129,506	164,277	158,323	177,755	176,946	90,748	79,999
Impairment of intangible assets	—	—	—	874,361	266,298	—	—
Restructuring costs	2,665	31,290	3,193	36,182	42,177	17,113	27,602
Gain on legal settlement, net	—	—	(134,693)	5,476	—	—	—
Early retirement incentives and curtailment (gains) losses	34,481	1,166	—	(1,244)	—	—	523
Loss on divestitures	—	—	—	—	19,124	4,774	20,371

Operating income(1)	531,213	400,004	434,673	(1,091,106)	56,889	117,212	37,257
Interest expense and other	68,156	87,771	85,379	68,041	80,501	36,023	46,393

Income from continuing operations before income taxes	463,057	312,233	349,294	(1,159,147)	(23,612)	81,189	(9,136)
Income tax expense	165,710	105,977	110,597	(111,187)	19,340	26,648	(1,827)

Net income (loss)	297,347	206,256	238,697	(1,047,960)	(42,952)	54,541	(7,309)

Balance sheet data
Cash	32,037	28,998	32,617	20,984	69,633	36,215	33,669
Working capital	892,818	1,141,741	1,023,144	606,767	438,659	825,758	821,476
Property & Equipment, net	815,084	930,973	950,734	889,734	805,030	1,426,445	1,124,864
Total assets	5,239,179	5,553,386	5,956,325	4,835,093	4,414,600	4,854,467	4,281,946
Total debt	1,329,863	1,550,383	1,368,600	1,417,320	1,196,300	1,615,689	1,432,013
Total stockholders' equity	2,045,158	2,283,911	2,135,784	934,944	846,473	965,746	855,845
Cash flows and expenditures
Net cash flows provided by operating activities	320,918	135,137	467,332	83,863	281,522	(131,236)	(299,065)
Net cash flows used in investing activities	(467,373)	(246,737)	(67,903)	(128,029)	34,364	(13,914)	45,107
Net cash flows provided by (used in) financing activities	148,639	103,199	(395,168)	32,454	(266,457)	161,469	219,723
Capital expenditures	(126,890)	(206,414)	(110,004)	(80,047)	(51,832)	(23,967)	(22,775)
Other data
Backlog	4,527,000	4,751,000	5,030,000	4,150,000	3,980,000	4,060,000	4,283,000
Adjusted EBITDA (as reported)(1)(2)	669,556	522,818	382,570	(167,121)	398,253	152,909	80,779
Adjusted EBITDA margin (as reported)(2)	18.2%	14.1%	10.0%	–4.5%	11.7%	9.0%	5.5%
Ratio of earnings to fixed charges	6.7	4.1	4.4	(13.9)	0.7	2.8	0.8
Net debt / Adjusted EBITDA (as reported)	1.9	2.9	3.5	(8.4)	2.8	(6.2)	4.3
Adjusted EBITDA (as reported) / Interest expense	9.8	6.0	4.5	(2.5)	4.9	(3.0)	3.6
Adjusted EBITDA (as further adjusted)(1)	672,221	578,822	385,763	(130,939)	440,430	170,022	108,381
Net debt / Adjusted EBITDA (as further adjusted)	1.9	2.6	3.5	(10.7)	2.6	(7.8)	3.7
Adjusted EBITDA (as further adjusted) / Interest expense	9.9	6.6	4.5	(1.9)	5.5	(2.9)	4.2

(1)
Fiscal year ended March 31, 2015 operating income and adjusted EBITDA included the impact of forward losses to the 747-8 program of $152.0 million. Fiscal year ended March 31, 2016 operating income and adjusted EBITDA included the impact of forward losses to the Bombardier Global 7000/8000 and 747-8 programs of $561.2 million and the impairment of excess and obsolete inventory associated with certain slow moving programs $34.4 million. Fiscal year ended March 31, 2017 operating income and adjusted EBITDA included the impact of disruption costs associated with a labor strike at our Spokane facility of $15.7 million, forward losses to the high altitude long endurance unmanned aircraft system (UAS) of $14.2 million and the impairment of start-up costs on a new engine program of $6.1 million.

(2)
Adjusted EBITDA is used by management to internally measure our operating and management performance and by investors as a supplemental financial measure to evaluate the performance of our business that, when viewed with our U.S. GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our business. See "Non-GAAP financial measures." The following table shows our Adjusted EBITDA (as reported) and Adjusted EBITDA (as further adjusted) reconciled to our net income for the indicated periods:

	Fiscal year ended March 31,					Six months ended September 30,
(in thousands)	2013	2014	2015	2016	2017	2016	2017
Net income (loss)	297,347	206,256	238,697	(1,047,960)	(42,952)	54,541	(7,309)
Early retirement incentives and curtailment (gains) losses	34,481	1,166	—	(1,244)	—	—	523
(Gain) loss on legal settlement, net	—	—	(134,693)	5,476	—	—	—
Amortization of acquired contract liabilities	(25,644)	(42,629)	(75,733)	(132,363)	(121,004)	(59,825)	(57,371)
Depreciation and amortization	129,506	164,277	158,323	177,755	176,946	90,748	79,999
Impairment of intangible assets	—	—	—	874,361	266,298	—	—
Loss on divestiture	—	—	—	—	19,124	4,774	20,371
Interest expense and other	68,156	87,771	85,379	68,041	80,501	36,023	46,393
Income tax expense	165,710	105,977	110,597	(111,187)	19,340	26,648	(1,827)

Adjusted EBITDA (as reported)	669,556	522,818	382,570	(167,121)	398,253	152, 909	80,779
Disruption(a)	—	24,714	—	—	—
Restructuring costs(b)	2,665	31,290	3,193	36,182	42,177	17,113	27,602

Adjusted EBITDA (as further adjusted)	672,221	578,822	385,763	(130,939)	440,430	170,022	108,381

(a)
Includes operational start-up costs and related inefficiencies associated with our relocation from our Jefferson Street facilities in Dallas to Red Oak, TX.

(b)
Includes termination benefits, facility closure and other exit costs, contract termination costs and costs to amend certain contracts.

(c)
Adjusted EBITDA margin (as reported) represents our Adjusted EBITDA (as reported) divided by our total net sales, less the amortization of acquired contract liabilities included in net sales.

RISK FACTORS

        An investment in the notes involves risks that could cause you to lose all or part of your original investment, including the risks described below. Please be aware that other risks may prove to be important in the future and that new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Prior to making a decision about investing in the notes, you should carefully consider the following discussion of risks and the other information in this offer to exchange, and carefully read the risks described in the documents incorporated by reference in this offer to exchange, including those set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2017.

Risks Relating to our business and our industry

Factors that have an adverse impact on the aerospace industry may adversely affect our results of operations and liquidity.

        A substantial percentage of our gross profit and operating income derives from commercial aviation. Our operations have been focused on designing, engineering, manufacturing, repairing and overhauling a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems. Therefore, our business is directly affected by economic factors and other trends that affect our customers in the aerospace industry, including a possible decrease in outsourcing by OEMs and aircraft operators or projected market growth that may not materialize or be sustainable. We are also significantly dependent on sales to the commercial aerospace market, which has been cyclical in nature with significant downturns in the past. When these economic and other factors adversely affect the aerospace industry, they tend to reduce the overall customer demand for our products and services, which decreases our operating income. Economic and other factors that might affect the aerospace industry may have an adverse impact on our results of operations and liquidity. We have credit exposure to a number of commercial airlines, some of which have encountered financial difficulties. In addition, an increase in energy costs and the price of fuel to the airlines could result in additional pressure on the operating costs of airlines. The market for jet fuel is inherently volatile and is subject to, among other things, changes in government policy on jet fuel production, fluctuations in the global supply of crude oil and disruptions in oil production or delivery caused by hostility in oil-producing areas. Airlines are sometimes unable to pass on increases in fuel prices to customers by increasing fares due to the competitive nature of the airline industry, and this compounds the pressure on operating costs. Other events of general impact such as natural disasters, war, terrorist attacks against the industry or pandemic health crises may lead to declines in the worldwide aerospace industry that could adversely affect our business and financial condition.

        In addition, demand for our maintenance, repair and overhaul services is strongly correlated with worldwide flying activity. A significant portion of the MRO activity required on commercial aircraft is mandated by government regulations that limit the total time or number of flights that may elapse between scheduled MRO events. As a result, although short-term deferrals are possible, MRO activity is ultimately required to continue to operate the aircraft in revenue-producing service. Therefore, over the intermediate and long-term, trends in the MRO market are closely related to the size and utilization level of the worldwide aircraft fleet, as reflected by the number of available seat miles, commonly referred to as ASMs, and cargo miles flown. Consequently, conditions or events which contribute to declines in worldwide ASMs and cargo miles flown, such as those mentioned above, could negatively impact our MRO business.

We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, facility consolidations, realignment, cost reduction and other strategic initiatives.

        Over the past several years we have implemented a number of restructuring, realignment and cost reduction initiatives, including facility consolidations, organizational realignments and reductions in our workforce. While we have realized some efficiencies from these actions, we may not realize the benefits of these initiatives to the extent we anticipated. Further, such benefits may be realized later than expected, and the ongoing difficulties in implementing these measures may be greater than anticipated, which could cause us to incur additional costs or result in business disruptions. For example, our current restructuring plan involves the consolidation of certain of our facilities, which has resulted in an inability to bid for certain programs or new sales. In addition, if these measures are not successful or sustainable, we may be compelled to undertake additional realignment and cost reduction efforts, which could result in significant additional charges. Moreover, if our restructuring and realignment efforts prove ineffective, our ability to achieve our other strategic and business plan goals may be adversely affected. Lastly, these initiatives have required us to take significant cash and non-cash charges. Over the course of our current initiatives (which were initiated in fiscal 2016), we estimate that we will record aggregate pre-tax charges of $195.0 million to $210.0 million related to these initiatives, which represent employee termination benefits, contract termination costs, accelerated depreciation and facility closure and other exit costs, and will result in future cash outlays. For the year ended March 31, 2017, we recognized $42.2 million in cash restructuring charges and $10.8 million in non-cash restructuring charges, and for the six months ended September 30, 2017, we recognized $27.6 million in cash restructuring charges and $2.2 million in non-cash restructuring charges. We anticipate that our future cash restructuring charges will comprise a similar proportion.

We derive a significant portion of our revenue from the U.S. government, primarily from defense related programs with the U.S. Department of Defense.

        Levels of U.S. defense spending are very difficult to predict and may be impacted by numerous factors such as the political environment, U.S. foreign policy, macroeconomic conditions and the ability of the U.S. government to enact relevant legislation such as authorization and appropriations bills.

        In addition, significant budgetary delays and constraints have already resulted in reduced spending levels, and additional reductions may be forthcoming. The Budget Control Act of 2011 (The Act) established limits on U.S. government discretionary spending, including a reduction of defense spending between the 2012 and 2021 U.S. government fiscal years. Accordingly, long-term uncertainty remains with respect to overall levels of defense spending and it is likely that U.S. government discretionary spending levels will continue to be subject to pressure.

        In addition, there continues to be significant uncertainty with respect to program-level appropriations for the U.S. Department of Defense ("U.S. DoD") and other government agencies within the overall budgetary framework described above. While the House and Senate Appropriations committees included funding for major military programs in fiscal year 2018, such as CH-47 Chinook, AH-64 Apache, KC-46A Tanker, UH-60 Black Hawk, Northrop Grumman Global Hawk and V-22 Osprey programs, uncertainty remains about how defense budgets in fiscal year 2018 and beyond will affect these programs. Future budget cuts, including cuts mandated by sequestration, or future procurement decisions associated with the authorizations and appropriations process could result in reductions, cancellations, and/or delays of existing contracts or programs. Any of these impacts could have a material effect on the results of the Company's operations, financial position and/or cash flows.

        In addition, as a result of the significant ongoing uncertainty with respect to both U.S. defense spending levels and the nature of the threat environment, we expect the U.S. DoD to continue to emphasize cost-cutting and other efficiency initiatives in its procurement processes. If we can no longer adjust successfully to these changing acquisition priorities and/or fail to meet affordability targets set by the U.S. DoD customer, our revenues and market share would be further impacted.

The profitability of certain development programs depends significantly on the assumptions surrounding satisfactory settlement of claims and assertions.

        For certain of our new development programs, we regularly commence work or incorporate customer-requested changes prior to negotiating pricing terms for engineering work or the product which has been modified. We typically have the legal right to negotiate pricing for customer-directed changes. In those cases, we assert to our customers our contractual rights to obtain the additional revenue or cost reimbursement we expect to receive upon finalizing pricing terms. An expected recovery value of these assertions is incorporated into our contract profitability estimates when applying contract accounting. However, we may not be able to recover these expected values due to inadequate lead time or other reasons generally discussed below under "—We incur risk associated with new and ongoing programs." Our inability to recover these expected values, among other factors, could result in the recognition of a forward loss on these programs or a lower than expected profit margin and could have a material adverse effect on our results of operations.

Future volatility in the financial markets may impede our ability to successfully access capital markets and ensure adequate liquidity and may adversely affect our customers and suppliers.

        Future turmoil in the capital markets may impede our ability to access the capital markets when we would like, or need, to raise capital or may restrict our ability to borrow money on favorable terms. Such market conditions could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may also negatively affect our customers' and our suppliers' ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers' need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers' or suppliers' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services or any demands by suppliers for different payment terms may adversely affect our earnings and cash flow. In addition, because of the possibility of our Vought Aircraft Division (Triumph Aerostructures, LLC) and certain affiliated entities commencing voluntary insolvency proceedings pursuant to the eighth amendment to our credit facilities we entered into on May 1, 2017 (prior to our settlement with Bombardier upon which such insolvency threat lapsed). As of September 30, 2017, we financed $0 worth of eligible accounts receivable, compared to $78.0 million worth of eligible accounts receivable as of March 31, 2017. If this difficulty continues in future period, it would negatively affect our operating cash flows and limit our working capital.

We incur risk associated with new and ongoing programs.

        Our programs, particularly new programs with new technologies, typically carry risks associated with design responsibility, development of new production tools, hiring and training of qualified personnel, increased capital and funding commitments, ability to meet customer specifications, delivery schedules and unique contractual requirements, supplier performance, ability of the customer to meet its contractual obligations to us, and our ability to accurately estimate costs associated with such programs. In addition, any new aircraft program may not generate sufficient demand or may experience technological problems or significant delays in the regulatory certification or manufacturing and delivery schedule. Our customers may terminate their contracts with us if we do not meet specification requirements, delivery schedules and other contractual requirements. If we were unable to perform our obligations under new programs to the customer's satisfaction or manufacture products at our estimated costs, if we were to experience unexpected fluctuations in raw material prices or supplier problems leading to cost overruns, if we were unable to successfully perform under revised design and manufacturing plans or successfully resolve claims and assertions, or if a new program in which we had made a significant investment was terminated or experienced weak demand, delays or technological problems, our business, financial condition and results of operations could be materially adversely affected. This risk includes the potential for default, quality problems, or inability to meet weight requirements and could result in low margin or forward loss contracts, and the risk of having to write-off inventory if it were deemed to be unrecoverable over the life of the program. In addition, beginning new work on existing programs also carries risks associated with the transfer of technology, knowledge and tooling.

        The risk associated with our programs also includes contractual risks with respect to pricing. For example, we anticipate continued declines in net sales in fiscal year 2018 due to production rate reductions and price step-downs on certain Boeing programs in addition to certain sunsetting programs.

        In order to perform on our new or ongoing programs we may be required to construct or acquire new facilities requiring additional up-front investment costs. In the case of significant program delays and/or program cancellations, we could be required to bear certain unrecoverable construction and maintenance costs and incur potential impairment charges for the new facilities. Also, we may need to expend additional resources to determine an alternate revenue generating use for the facilities. Likewise, significant delays in the construction or acquisition of a plant site could impact production schedules.

Our business could be negatively affected by cyber or other security threats or other disruptions.

        Our businesses depend heavily on information technology and computerized systems to communicate and operate effectively. The Company's systems and technologies, or those of third parties on which we rely, could fail or become unreliable due to equipment failures, software viruses, cyber threats, terrorist acts, natural disasters, power failures or other causes. These threats arise in some cases as a result of our role as a defense contractor.

        Cybersecurity threats are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to our sensitive information, including that of our customers, suppliers, subcontractors, and joint venture partners, and other electronic security breaches that could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data.

        Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent security threats from materializing. If any of these events were to materialize, the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified and could have a material adverse effect on our reputation, operating results, and financial condition.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.

        Our overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of our operating expenses are relatively fixed. Because several of our operating locations typically do not obtain long-term purchase orders or commitments from our customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. These historic patterns may be disrupted by many factors, including changing economic conditions, inventory adjustments, or work stoppages or labor disruptions at our customers' locations. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

The possibility of voluntary insolvency proceedings has negatively affected our business and could continue to have a material adverse effect on us.

        Pursuant to our eighth amendment to our credit facilities, our Vought Aircraft Division (Triumph Aerostructures, LLC) and certain affiliated entities obtained the option to commence voluntary insolvency proceedings subject to certain conditions, which option expired on July 31, 2017. The possibility of voluntary insolvency proceedings (prior to our settlement with Bombardier upon which such insolvency threat lapsed) has caused some of our suppliers to shorten payment periods, which has negatively affected our operating cash flows. Such trends lessen our financial flexibility and may have a material adverse effect on our liquidity and capital resources.

Our prior acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

        We previously had a consistent strategy to grow, in part, through the acquisition of additional businesses in the aerospace industry and may in the future evaluate various acquisition opportunities, including those outside the United States and those that may have a material impact on our business. Our ability to grow by acquisition is dependent upon, among other factors, the availability of suitable acquisition candidates. Growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the risk of diverting the attention of senior management from our existing operations, the potential loss of key employees of acquired companies, the potential amortization of acquired intangible assets and the potential impairment of goodwill. For example, for the fiscal year ended March 31, 2017, we concluded that the goodwill related to our Aerospace Structures segment was impaired due to the decline in fair value as the result of declining revenues from production rate reductions on sunsetting programs and the slower than previously projected ramp in our development programs and the timing of associated earnings and cash flows. In addition, while we concluded that the goodwill related to our Precision Components segment was not impaired as of the testing date for the fiscal year ended March 31, 2017, there was a decline in fair value as the result of declining revenues from production rate reductions on sunsetting programs and the start-up costs related to new programs and the timing of associated earnings and cash flows, and we may have to record goodwill impairment charges for this segment in future periods. We may not be able to successfully integrate acquired businesses.

We may consider potential dispositions of assets or businesses as part of our overall business restructuring strategy and we may not be successful in realizing anticipated benefits.

        We intend to continue to strategically position certain of our business units in order to improve our ability to compete. Our management may consider from time to time the potential disposition of assets or businesses that no longer meet our growth, return, or strategic objectives. In selling assets or businesses, we may not get prices or terms as favorable as we anticipated. We could also encounter difficulty in finding buyers on acceptable terms in a timely manner, which could delay our accomplishment of strategic objectives. Expected cost savings or other strategic benefits relating to the disposed assets or businesses may not materialize, and reductions in overhead and other related actions could temporarily disrupt our other business operations. Any of these outcomes could negatively affect our business and profitability.

A significant decline in business with a key customer could have a material adverse effect on us.

        Boeing, or Boeing Commercial, Military and Space, represented approximately 35% and 33%, respectively, of our net sales the fiscal year ended March 31, 2017 and the six months ended September 30, 2017, covering virtually every Boeing plant and product. Gulfstream represented approximately 12% and 13%, respectively, of our net sales for the fiscal year ended March 31, 2017 and for the six months ended September 30, 2017, covering several Gulfstream plants and products. As a result, a significant reduction in purchases by Boeing and/or Gulfstream could have a material adverse impact on our financial condition, results of operations, and cash flows. In addition, some of our individual companies rely significantly on particular customers, the loss of which could have an adverse effect on those businesses.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

        We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the trade sanctions laws and regulations administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"). EAR restricts the export of dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. The U.S. Government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. We cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act which generally bars bribes or unreasonable gifts to foreign governments or officials.

        Violations of these laws or regulations could result in significant additional sanctions, including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter into contracts with the U.S. Government. A future violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

Our expansion into international markets may increase credit, currency and other risks, and our current operations in international markets expose us to such risks.

        As we pursue customers in Asia, South America and other less developed aerospace markets throughout the world, our inability to ensure the creditworthiness of our customers in these areas could adversely impact our overall profitability. In addition, with operations in Canada, China, France, Germany, Ireland, Mexico, Thailand and the United Kingdom, and customers throughout the world, we will be subject to the legal, political, social and regulatory requirements and economic conditions of other jurisdictions. In the future, we may also make additional international capital investments, including further acquisitions of companies outside the United States or companies having operations outside the United States. Risks inherent to international operations include, but are not limited to, the following:

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  difficulty in enforcing agreements in some legal systems outside the United States;

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  imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade and investment, including currency exchange controls;

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  fluctuations in exchange rates which may affect demand for our products and services and may adversely affect our profitability in U.S. dollars;

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  inability to obtain, maintain or enforce intellectual property rights;

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  changes in general economic and political conditions in the countries in which we operate;

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  unexpected adverse changes in the laws or regulatory requirements outside the United States, including those with respect to environmental protection, export duties and quotas;

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  failure by our employees or agents to comply with U.S. laws affecting the activities of U.S. companies abroad;

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  difficulty with staffing and managing widespread operations; and

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  difficulty of and costs relating to compliance with the different commercial and legal requirements of the countries in which we operate.

We may need additional financing for internal growth and acquisitions and capital expenditures and additional financing may not be available on terms acceptable to us.

        A key element of our strategy has been, and continues to be, internal growth supplemented by growth through the acquisition of additional aerospace companies and product lines. In order to grow internally, we may need to make significant capital expenditures, such as investing in facilities in low-cost countries, and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, access to markets and conditions of markets, availability under the Credit Agreement and the Securitization Facility (each as defined herein) and by particular restrictions contained in the Credit Agreement and our other financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if we can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

Competitive pressures may adversely affect us.

        We have numerous competitors in the aerospace industry. We compete primarily with the top-tier systems integrators and the manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies that manufacture aircraft components and subassemblies. Our OEM competitors, which include Boeing, Airbus, Bell Helicopter, Bombardier, Cessna, General Electric, Gulfstream, Honeywell, Lockheed Martin, Northrop Grumman, Raytheon, Rolls Royce and Sikorsky, may choose not to outsource production of aerostructures or other components due to, among other things, their own direct labor and overhead considerations, capacity utilization at their own facilities and desire to retain critical or core skills. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource. We also face competition from non-OEM component manufacturers, including Alenia Aeronautica, Fokker Technologies, Fuji Heavy Industries, GKN Westland Aerospace (U.K.), Kawasaki Heavy Industries, Mitsubishi Heavy Industries, Spirit AeroSystems and UTC Aerospace Systems. Some of our competitors, particularly our foreign competitors, may be able to offer more competitive pricing in areas that have less barriers to entry or where we have higher legacy costs, such as less specialized manufacturing. We may lack the capacity to compete against certain manufacturers with respect to, among other factors, production volume and timing. Competition for the repair and overhaul of aviation components comes from three primary sources: OEMs, major commercial airlines and other independent repair and overhaul companies. The competitive pressures we face may result in reduced revenues and market share.

We may need to expend significant capital to keep pace with technological developments in our industry.

        The aerospace industry is constantly undergoing development and change and it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, such as additive technology, we may need to expend significant capital to purchase new equipment and machines or to train our employees in the new methods of production and service.

The construction of aircraft is heavily regulated and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, and we may incur significant expenses to comply with new or more stringent governmental regulation.

        The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts, components and aerostructures used in specific aircraft models. If any of our material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

Our business could be materially adversely affected by product warranty obligations.

        Our operations expose us to potential liability for warranty claims made by customers or third parties with respect to aircraft components that have been designed, manufactured, or serviced by us or our suppliers. Material product warranty obligations could have a material adverse effect on our business, financial condition and results of operations.

We may not realize our anticipated return on capital commitments made to expand our capabilities.

        We continually make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may be lower than expected.

Any product liability claims in excess of insurance may adversely affect our financial condition.

        Our operations expose us to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by us or the failure of an aircraft component designed or manufactured by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, should insurance market conditions change, general aviation product liability, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third-party indemnification is not available could have a material adverse effect on our financial condition.

We depend on key personnel and turnover of key senior management, as well as the lack of available skilled personnel, may have an adverse effect on our operations.

        Our business and results of operations depend upon the continued contributions of key senior management team members, many of whom have recently joined us. In addition, from time to time, some of our operating locations have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. Our ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business. Further, we may experience increased costs as a result of investments in attracting, retaining and training management talent.

Our fixed-price contracts may commit us to unfavorable terms.

        A significant portion of our net sales are derived from fixed-price contracts under which we have agreed to provide components or aerostructures for a price determined on the date we entered into the contract. Several factors may cause the costs we incur in fulfilling these contracts to vary substantially from our original estimates, and we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on these contracts. In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts. Because our ability to terminate contracts is generally limited, we may not be able to terminate our performance requirements under these contracts at all or without substantial liability and, therefore, in the event we are sustaining reduced profits or losses, we could continue to sustain these reduced profits or losses for the duration of the contract term. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce our profitability or cause significant losses. For example, over the last few years we recorded forward losses on our Boeing 747-8 and Bombardier Global 7000/8000 contracts.

Due to the size and long-term nature of many of our contracts, we are required by GAAP to estimate sales and expenses relating to these contracts in our financial statements, which may cause actual results to differ materially from those estimated under different assumptions or conditions.

        Our financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). These principles require our management to make estimates and assumptions regarding our contracts that affect the reported amounts of revenue and expenses during the reporting period. Contract accounting requires judgment relative to assessing risks, estimating contract sales and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total sales and cost at completion is complicated and subject to many variables. While we base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances at the time made, actual results may differ materially from those estimated.

Any exposure to environmental liabilities may adversely affect us.

        Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations, and we are subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. In addition, we could be affected by future laws and regulations, including those imposed in response to climate change concerns and other actions commonly referred to as "green initiatives." Compliance with current and future environmental laws and regulations currently requires and is expected to continue to require significant operating and capital costs.

        Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Although management believes that our operations and facilities are in material compliance with such laws and regulations, future changes in such laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future. Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired and, at least in some cases, continue to be under investigation or subject to remediation for potential or identified environmental contamination. Lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. Individual facilities of ours have also been subject to investigation on occasion for possible past waste disposal practices which might have contributed to contamination at or from remote third-party waste disposal sites. In some instances, we are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations, including, but not limited to specified exclusions, deductibles and limitations on the survival period of the indemnity. We also maintain a pollution liability policy that provides coverage, subject to specified limitations, for specified material liabilities associated with the clean-up of certain on-site pollution conditions, as well as defense and indemnity for certain third-party suits (including Superfund liabilities at third-party sites), in each case, to the extent not otherwise indemnified. Also, as we proceed with our plans to exit certain facilities as part of restructuring and related initiatives, the need for remediation for potential environmental contamination could be identified. However, if we are required to pay the expenses related to environmental liabilities because neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on our financial position, results of operations, and cash flows.

We could become involved in intellectual property litigation, which could have a material and adverse impact on our profitability.

        We and other companies in our industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and repair and overhaul procedures. In the event that we believe that a third party is infringing upon our proprietary rights, we may bring an action to enforce such rights. In addition, third parties may claim infringement by us with respect to their proprietary rights and may initiate legal proceedings against us in the future. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant. Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such litigation divert management's attention, but it can also expose the Company to damages and potential injunctive relief which, if granted, may preclude the Company from making, using or selling particular products or technology. The expense and time associated with such litigation may have a material and adverse impact on our profitability.

We do not own certain intellectual property and tooling that is important to our business.

        In our overhaul and repair businesses, OEMs of equipment that we maintain for our customers include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. Although we believe that our use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.

        Our business also depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under our contracts with our OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEM's intellectual property or tooling would materially adversely affect our business.

Any significant disruption from key suppliers of raw materials and key components could delay production and decrease revenue.

        We are highly dependent on the availability of essential raw materials such as carbon fiber, aluminum and titanium, and purchased engineered component parts from our suppliers, many of which are available only from single customer-approved sources. Moreover, we are dependent upon the ability of our suppliers to provide raw materials and components that meet our specifications, quality standards and delivery schedules. Our suppliers' failure to provide expected raw materials or component parts could require us to identify and enter into contracts with alternate suppliers that are acceptable to both us and our customers, which could result in significant delays, expenses, increased costs and management distraction and adversely affect production schedules and contract profitability.

        We have from time to time experienced limited interruptions of supply, and we may experience a significant interruption in the future. Our continued supply of raw materials and component parts are subject to a number of risks including:

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  availability of capital to our suppliers;

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  the destruction of our suppliers' facilities or their distribution infrastructure;

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  a work stoppage or strike by our suppliers' employees;

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  the failure of our suppliers to provide raw materials or component parts of the requisite quality;

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  the failure of essential equipment at our suppliers' plants;

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  the failure or shortage of supply of raw materials to our suppliers;

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  contractual amendments and disputes with our suppliers;

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  reduction to credit terms; and

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  geopolitical conditions in the global supply base.

        In addition, some contracts with our suppliers for raw materials, component parts and other goods are short-term contracts, which are subject to termination on a relatively short-term basis. The prices of our raw materials and component parts fluctuate depending on market conditions, and substantial increases in prices could increase our operating costs, which, as a result of our fixed-price contracts, we may not be able to recoup through increases in the prices of our products.

        In the past, the possibility of our commencement of voluntary insolvency proceedings (prior to our settlement with Bombardier upon which such insolvency threat lapsed) has caused some of our suppliers to shorten payment periods, which has negatively affected our operating cash flows. Such trends lessen our financial flexibility and may have a material adverse effect on our liquidity and capital resources.

        Due to economic difficulty, we may face pressure to renegotiate agreements resulting in lower margins. Our suppliers may discontinue provision of products to us at attractive prices or at all, and we may not be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. Furthermore, substitute raw materials or component parts may not meet the strict specifications and quality standards we and our customers demand, or that the U.S. Government requires. If we are not able to obtain key products on a timely basis and at an affordable cost, or we experience significant delays or interruptions of their supply, revenues from sales of products that use these supplies will decrease.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

        Our manufacturing facilities or our customers' facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. We maintain property damage and business interruption insurance at the levels typical in our industry or for our customers and suppliers, however, a major catastrophe, such as an earthquake, hurricane, fire, flood, tornado or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and we may not have insurance to adequately compensate us for any of these events. For leased facilities, timely renewal of leases and risk mitigation from the sale of our leased facilities is required to avoid any business interruption.

Our reputation, our ability to do business and our financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which we participate.

        We have implemented policies, procedures, training and other compliance controls, and have negotiated terms designed to prevent misconduct by employees, agents or others working on our behalf or with us that would violate the applicable laws of the jurisdictions in which we operate, including laws governing improper payments to government officials, the protection of export controlled or classified information, cost accounting and billing, competition and data privacy. However, we cannot ensure that we will prevent all such misconduct committed by our employees, agents, subcontractors, suppliers, business partners or others working on our behalf or with us, and this risk of improper conduct may increase as we expand globally. In the ordinary course of our business we form and are members of joint ventures. We may be unable to prevent misconduct or other violations of applicable laws by these joint ventures (including their officers, directors and employees) or our partners. Improper actions by those with whom or through whom we do business (including our employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject us to administrative, civil or criminal investigations and monetary and non-monetary penalties, including suspension and debarment, which could negatively impact our reputation and ability to conduct business and could have a material adverse effect on our financial position, results of operations and/or cash flows.

Significant consolidation by aerospace industry suppliers could adversely affect our business.

        The aerospace industry continues to experience consolidation among suppliers and customers, primarily the airlines. Suppliers have consolidated and formed alliances to broaden their product and integrated system offerings and achieve critical mass. This supplier consolidation is in part attributable to aircraft manufacturers more frequently awarding long-term sole-source or preferred supplier contracts to the most capable suppliers, thus reducing the total number of suppliers. This consolidation could cause us to compete against certain competitors with greater financial resources, market penetration and purchasing power. When we purchase component parts and services from suppliers to manufacture our products, consolidation reduces price competition between our suppliers, which could diminish incentives for our suppliers to reduce prices. If this consolidation continues, our operating costs could increase and it may become more difficult for us to be successful in obtaining new customers.

We may be subject to work stoppages at our facilities or those of our principal customers and suppliers, which could seriously impact the profitability of our business.

        At March 31, 2017, we employed 14,309 people, of which 12.4% belonged to unions. Our unionized workforces and those of our customers and suppliers may experience work stoppages. For example, during the quarter ended June 30, 2016, we settled the strike and agreed to a new collective bargaining agreement with our union employees with IAM District 751 at our Spokane, Washington facility which had expired during the quarter. While we were in negotiations with the workforce, we were able to implement plans that allowed us to continue production in Spokane with the support from our other locations. Our union employees with Local 848 at our Red Oak, Texas and Local 952 at our Tulsa, Oklahoma, facilities of the United Auto Workers ("UAW") are currently working without a contract. If we are unable to negotiate a contract with those workforces, our operations may be disrupted and we may be prevented from completing production and delivery of products from those facilities, which would negatively impact our results. Contingency plans have been developed that would allow production to continue in the event of a strike.

        Many aircraft manufacturers, airlines and aerospace suppliers have unionized workforces. Strikes, work stoppages or slowdowns experienced by aircraft manufacturers, airlines or aerospace suppliers could reduce our customers' demand for our products or prevent us from completing production. In turn, this may have a material adverse effect on our financial condition, results of operations and cash flows.

Financial market conditions may adversely affect the benefit plan assets for our defined benefit plans, increase funding requirements and materially impact our statements of financial position and cash flows.

        Our benefit plan assets are invested in a diversified portfolio of investments in both the equity and debt categories, as well as limited investments in other alternative investments. The current market values of all of these investments, as well as the related benefit plan liabilities are impacted by the movements and volatility in the financial markets. In accordance with the Compensation—Retirement Benefits topic of the Accounting Standards Codification ("ASC"), we have recognized the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability on our balance sheet, and will recognize changes in that funded status in the year in which the changes occur. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation. A decrease in the fair value of these plan assets or a decrease in interest rates resulting from movements in the financial markets will increase the under-funded status of the plans recorded on our Consolidated Balance Sheet and result in additional cash funding requirements to meet the minimum required funding levels.

The U.S. government is a significant customer of our largest customers, and we and they are subject to specific U.S. Government contracting rules and regulations.

        The military aircraft manufacturers' business, and by extension, our business, is affected by the U.S. government's continued commitment to programs under contract with our customers. The terms of defense contracts with the U.S. government generally permit the government to terminate contracts partially or completely, either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of unrecovered costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. On contracts where the price is based on cost, the U.S. government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

        We bear the potential risk that the U.S. government may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement laws or regulations. Sales to the U.S. government are also subject to changes in the government's procurement policies in advance of design completion. An unexpected termination of, or suspension from, a significant government contract, a reduction in expenditures by the U.S. government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts awarded to us, or substantial cost overruns could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to the requirements of the National Industrial Security Program Operating Manual for facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. Government.

        DoD facility security clearance is required in order to be awarded and perform on classified contracts for the DoD and certain other agencies of the U.S. Government, which is a significant part of our business. We have obtained clearance at appropriate levels that require stringent qualifications, and we may be required to seek higher level clearances in the future. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform our present classified contracts or be able to enter into new classified contracts, which could affect our ability to compete for and capture new business.

Regulations related to conflict minerals have and will continue to force us to incur additional expenses, may make our supply chain more complex, and could adversely impact our business.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 contains provisions to improve transparency and accountability concerning the supply of certain minerals and metals, known as conflict minerals, originating from the Democratic Republic of Congo (the "DRC") and adjoining countries. As a result, in August 2012, the SEC adopted annual investigation, disclosure and reporting requirements for those companies that manufacture or contract to manufacture products that contain conflict minerals that originated from the DRC and adjoining countries. We have and will continue to incur compliance costs, including costs related to determining the sources of conflict minerals used in our products and other potential changes to processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in certain of our products. As there may be only a limited number of suppliers offering "conflict free" minerals, we cannot be sure that we will be able to obtain necessary conflict-free minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free.

Our business is subject to regulation in the United States and internationally.

        The manufacturing of our products is subject to numerous federal, state and foreign governmental regulations. The number of laws and regulations that are being enacted or proposed by various governmental bodies and authorities are increasing. Compliance with these regulations is difficult and expensive. If we fail to adhere, or are alleged to have failed to adhere, to any applicable federal, state or foreign laws or regulations, or if such laws or regulations negatively affect sales of our products, our business, prospects, results of operations, financial condition or cash flows may be adversely affected. In addition, our future results could be adversely affected by changes in applicable federal, state and foreign laws and regulations, or the interpretation or enforcement thereof, including those relating to manufacturing processes, product liability, government contracts, trade rules and customs regulations, intellectual property, consumer laws, privacy laws, as well as accounting standards and taxation requirements (including tax rate changes, new tax laws, revised tax law interpretations, or other potential impacts outlined in proposals on U.S. tax reform).

Risks Relating to the Exchange Offer and the New Notes

If you fail to exchange your old notes for new notes, they may be difficult to resell.

        If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions described in the legend on the global security representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The old notes that are not exchanged for new notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Because we anticipate that most holders of old notes will elect to participate in this exchange offer, we expect that the liquidity of the market for the old notes after the completion of this exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes not exchanged.

You may not receive the new notes in the exchange offer if the exchange offer procedures are not properly followed.

        We will issue the new notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your old notes are held and instruct that person to tender on your behalf.

Broker-dealers may become subject to the registration and offer to exchange delivery requirements of the Securities Act and any profit on the resale of the new notes may be deemed to be underwriting compensation under the Securities Act.

        Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and offer to exchange delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

        The new notes will be securities for which there is no established trading market. We do not intend to list the new notes on any exchange or maintain a trading market for them. We give no assurance as to:

  •
  the liquidity of any trading market that may develop;

  •
  the ability of holders to sell their new notes; or

  •
  the price at which holders would be able to sell their new notes.

        Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

  •
  prevailing interest rates;

  •
  the number of holders of the new notes;

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  the interest of securities dealers in making a market for the new notes;

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  the market for similar debt securities; and

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  our financial performance.

Our substantial indebtedness could adversely affect our financial health and our ability to fulfill our obligations under the new notes.

        As of September 30, 2017, our total indebtedness was approximately $1,450.7 million. We also had an additional $652.3 million available for borrowing under our Revolving Credit Facility as of September 30, 2017. Our indebtedness could have important consequences to you, including:

  •
  making it more difficult for us to satisfy our obligations with respect to the new notes;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

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  requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

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  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the aerospace and defense industry; and

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  placing us at a competitive disadvantage to our competitors that have less indebtedness.

        We and our subsidiaries may be able to incur additional indebtedness in the future, including senior indebtedness and secured indebtedness. Our existing debt agreements do not, and the indenture governing the new notes offered hereby will not, fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries' current indebtedness levels, the related risks that we and they now face could intensify.

        If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness we would be in default. Our ability to meet our obligations will depend upon our future performance, which will be subject to prevailing economic conditions, and to financial, business and other factors, including factors beyond our control.

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing if interest rates rise.

        As of September 30, 2017, we had $208.4 million of indebtedness subject to floating interest rates. A 1% increase in floating interest rates would have increased such annual interest expense by approximately $2.1 million. Accordingly, our interest expense may increase as a result of interest rate fluctuations. The actual impact of a 1% increase would depend on the amount of floating rate debt outstanding, which fluctuates from time to time. Increased interest expense would reduce our funds available for operations or other purposes.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        Our Revolving Credit Facility and the indentures governing our existing notes contain, and the indenture governing the new notes contain, various covenants that limit our ability to engage in specified types of transactions. These covenants limit our, and certain of our subsidiaries' ability to, among other things:

  •
  incur additional indebtedness;

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  pay dividends or make other distributions;

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  make investments;

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  create liens;

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  incur restrictions on the ability of restricted subsidiaries to pay dividends or make certain other payments;

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  sell assets, including capital stock of subsidiaries;

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  enter into sale and leaseback transactions;

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  merge or consolidate with other entities; and

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  enter into transactions with affiliates.

        Complying with these covenants may cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

        In addition, a breach of any of these covenants could result in a default under the Credit Facilities or our indentures. Upon the occurrence of an event of default under the Credit Facilities, the lenders could elect to declare all amounts outstanding under the Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the Credit Facilities could proceed against the collateral granted to them to secure that indebtedness. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If our indebtedness is accelerated, we may not have sufficient assets to repay our indebtedness under the Credit Facilities as well as our unsecured indebtedness, including the new notes, and we may not be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. See "Description of Other Indebtedness."

We may not be able to generate sufficient cash to service all of our indebtedness, including the new notes, and we may not be able to refinance our indebtedness on commercially reasonable terms.

        Our ability to make payment on and to refinance our debt and fund planned expenditures depends on our ability to generate cash flow in the future, which is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our credit facilities, including our Revolving Credit Facility and our receivables financing facility, in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We cannot assure you that we will be able to refinance our borrowing arrangements or any other outstanding debt on commercially reasonable terms or at all. Refinancing our borrowing arrangements could cause us to:

  •
  pay interest at a higher rate or increased fees; or

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  be subject to additional or more restrictive covenants than those outlined in this offer to exchange.

        Our inability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our business and results of operations.

We are dependent on dividends and other distributions from our subsidiaries.

        The Company has no operations of its own and derives substantially all of its net sales and cash flows from its subsidiaries. Our principal assets are the equity interests that we hold in our operating subsidiaries. As a result, we are dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on our outstanding debt. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us for such payment.

The new notes will not be secured, and therefore will be effectively subordinated to all of our and the subsidiary guarantors' existing and future secured indebtedness.

        The new notes will not be secured by any of our assets or any assets of our subsidiaries. In the event of a bankruptcy or similar proceeding involving us or our subsidiaries, our assets which serve as collateral under our secured indebtedness would be made available to satisfy our obligations under any secured indebtedness we may have, including obligations under the Credit Facilities before any payments are made on the notes. As of September 30, 2017, we had $275.7 million of secured indebtedness outstanding. Moreover, the indenture governing the new notes permits us to incur additional indebtedness that is secured.

Claims of holders of new notes will be structurally subordinate to claims of creditors of any of our subsidiaries that do not guarantee the new notes.

        The new notes will not be guaranteed by our present and future foreign subsidiaries, domestic unrestricted subsidiaries and future subsidiaries that do not guarantee our Credit Facilities. Accordingly, claims of holders of the new notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the new notes.

        For the fiscal year ended March 31, 2017, the non-guarantor subsidiaries of the Company generated 10.8% and 9.1% of the Company's net sales and Adjusted EBITDA, respectively. In addition, as of September 30, 2017, on the same basis, the non-guarantor subsidiaries of the Company held 17.6% of the Company's assets and 15.8% of the Company's liabilities.

The lenders under the Credit Facilities will have the discretion to release the guarantors under the Credit Facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

        While any obligations under the Credit Facilities remain outstanding, a guarantee of the new notes may be released without action by, or consent of, any holder of the new notes or the trustee under the indenture, if the applicable guarantor is no longer a borrower or a guarantor of obligations under the Credit Facilities or any other indebtedness. See "Description of New Notes." The lenders under the Credit Facilities will have the discretion to release certain guarantees under the Credit Facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the new notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of non-guarantor subsidiaries will effectively be senior to claims of holders of the new notes.

Fraudulent conveyance laws may permit courts to void the guarantors' guarantees of the new notes in specific circumstances, which would interfere with the payment under the guarantors' guarantees.

        Federal and state statutes may allow courts, under certain circumstances described generally below, to void the guarantors' guarantees of the new notes. If such avoidance occurs, the applicable guarantors would no longer be liable in respect of the new notes and holders of the new notes might be required to return payments received from our guarantors in the event of bankruptcy or other financial difficulty of such guarantors. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws, a guarantee could be set aside if, among other things, a subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

  •
  incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

  •
  received less than reasonably equivalent value or fair consideration for incurring the guarantee; and

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  was insolvent or was rendered insolvent by reason of the incurrence;

  •
  was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts mature.

        The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if:

  •
  the sum of the debtor's debts and liabilities, including contingent liabilities, was greater than the debtor's assets at fair valuation;

  •
  the present fair saleable value of the debtor's assets was less than the amount required to pay the probable liability on the debtor's total existing debts and liabilities, including contingent liabilities, as they became absolute and matured; or

  •
  it could not pay its debts as they became due.

        In addition, each guarantee will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance. This provision may not be effective to protect the guarantees from being voided under fraudulent conveyance laws, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless. At least one bankruptcy court has found this kind of provision to be ineffective to protect the guarantees. If a court voids a guarantee or holds it unenforceable, you will cease to be a creditor of the applicable subsidiary guarantor.

We may be unable to repurchase the new notes if we experience a change of control.

        If we were to experience a change of control, as that term is defined in the indenture governing the new notes, we will be required to offer to purchase all of the existing new notes at 101% of their principal amount plus accrued and unpaid interest to the repurchase date. Our failure to repay holders tendering new notes upon a change of control will result in an event of default under the new notes. In certain circumstances, the Credit Facilities will prohibit repayment of the new notes without the consent of the required lenders thereunder, which consent we may not be able to obtain. In addition, the events that constitute a change of control, or an event of default, under the new notes may also require us to repay (or otherwise permit acceleration of) other indebtedness immediately. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay all such outstanding indebtedness or to purchase the new notes. We expect that we would require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.

Changes in our credit rating could adversely affect the market price or liquidity of the notes.

        Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their initial ratings on the new notes. A negative change in our ratings could have an adverse effect on the market price of the new notes.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

        Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade may result in higher borrowing costs.

        Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

THE EXCHANGE OFFER

        In connection with the issuance of the old notes on August 17, 2017, we entered into a registration rights agreement with the Initial Purchasers, which provides for the exchange offer. The exchange offer will permit eligible holders of notes to exchange the old notes for the new notes that are identical in all material respects with the old notes, except that:

  •
  the new notes have been registered under the U.S. federal securities laws and will not bear any legend restricting their transfer;

  •
  the new notes bear a different CUSIP number from the old notes;

  •
  the new notes generally will not be subject to transfer restrictions and will not be entitled to registration rights; and

  •
  the holders of the new notes will not be entitled to earn additional interest under circumstances relating to our registration obligations under the registration rights agreement.

        The new notes will evidence the same debt as the old notes. Holders of new notes will be entitled to the benefits of the indenture.

        The following summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You should refer to the exhibits that are a part of the registration statement of which this offer to exchange is a part for a copy of the registration rights agreement. See "Where You Can Find More Information."

General

        We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances, upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate.

        We agreed, pursuant to the registration rights agreement, to:

  •
  cause to be filed within 180 days after August 17, 2017 an exchange offer registration statement with the SEC,

  •
  use our reasonable best efforts to cause the exchange offer registration statement to become effective as soon as practicable, but in no event later than 270 days after August 17, 2017, and

  •
  have the exchange offer registration statement remain effective for use by one or more participating broker-dealers until the earlier of 180 days after the date the exchange offer registration statement becomes effective and the date on which a broker-dealer is no longer required to deliver an offer to exchange in connection with market -making or other trading activities.

        We will commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC. We will keep the exchange offer open for not less than 30 calendar days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

        For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note. Old notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. New notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on the old note, from the date of its original issue.

        In connection with the issuance of the old notes, we arranged for the old notes to be issued in the form of global notes through the facilities of DTC acting as depositary. The new notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner's interest in it will be transferable in book-entry form through DTC.

        Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to a limited exception, will not be entitled to any registration rights under the applicable registration rights agreement. See "—Consequences of Failure to Tender."

        We will be deemed to have accepted validly tendered old notes when and if we have given oral or written notice to the exchange agent of our acceptance. Subject to the terms and conditions of this exchange offer, delivery of new notes will be made by the exchange agent on the settlement date upon receipt of such notice. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this offer to exchange or otherwise, we will return the certificates for any unaccepted old notes, at our expense, to the tendering holder as promptly as practicable after the expiration of the exchange offer.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

        We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations, we believe that you, or any other person receiving new notes, may offer for resale, resell or otherwise transfer such new notes without complying with the registration and offer to exchange delivery requirements of the U.S. federal securities laws, if:

  •
  you are, or the person or entity receiving such new notes is, acquiring such new notes in the ordinary course of business;

  •
  you do not, nor does any such person or entity, have an arrangement or understanding with any person or entity to participate in any distribution of the new notes (within the meaning of the Securities Act);

  •
  you are not, nor is any such person or entity, our affiliate as such term is defined under Rule 405 under the Securities Act; and

  •
  you are not acting on behalf of any person or entity that could not truthfully make these statements.

        To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

        In addition, each broker-dealer registered under the Exchange Act must also (i) represent that it is participating in the exchange offer for its own account and is exchanging old notes acquired as a result of market -making activities or other trading activities, (ii) confirm that it has not entered into any arrangement or understanding with the issuer or any affiliate of the issuer to distribute the new notes and (iii) must acknowledge that it will deliver an offer to exchange in connection with any resale of the new notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, an offer to exchange, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This offer to exchange, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resale of the new notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date the exchange offer registration statement becomes effective, we will amend or supplement this offer to exchange in order to expedite or facilitate the disposition of any new notes by such broker-dealers.

        Any holder of old notes who is our affiliate, who does not acquire the new notes in the ordinary course of business, who intends to participate in the exchange offer for the purpose of distributing the new notes or is a broker-dealer who purchased the old notes directly from us:

  •
  will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

  •
  must comply with the registration and offer to exchange delivery requirements of the Securities Act in connection with any sale or transfer of the new notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Expiration of the Exchange Offer; Extensions; Amendments

        The exchange offer will expire at 5:00 p.m., New York City time, on January 15, 2018 (the "expiration date"), unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered old notes or, if any of the conditions described below under the heading "—Conditions" have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give oral or written notice of such delay, extension, termination or amendment to the exchange agent.

        If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of an offer to exchange supplement, and we will extend the exchange offer so that at least five business days remain in the exchange offer following notice of the material change.

        If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

        If we delay accepting any old notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any old notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any new notes for, any old notes, and may terminate or amend the exchange offer before the acceptance of the old notes, if:

  •
  we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

        The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for those old notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the new notes or the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). In any such event, we must use reasonable best efforts to obtain the withdrawal of any stop order as soon as practicable.

        In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under "—Eligibility; Transferability" and "Plan of Distribution."

Procedures for Tendering

        A holder of old notes who wishes to accept this exchange offer, and whose old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, must instruct the custodial entity to tender and consent with respect to that holder's old notes on the holder's behalf pursuant to the procedures of the custodial entity.

        To tender in this exchange offer, a holder of old notes must either:

            (i)  complete, sign and date the letter of transmittal (or a facsimile thereof) in accordance with its instructions, including guaranteeing the signature(s) to the letter of transmittal, if required, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the certificates representing the old notes specified therein, to the exchange agent at the address set forth in the letter of transmittal for receipt on or prior to the expiration date; or

           (ii)  comply with the ATOP procedures for book-entry transfer described below on or prior to the expiration date.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. The letter of transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent's message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer at one of its addresses set forth under "—Exchange Agent" in this offer to exchange or as set forth in the letter of transmittal. Old notes will not be deemed surrendered until the letter of transmittal and signature guarantees, if any, or agent's message, are received by the exchange agent.

        The method of delivery of old notes, the letter of transmittal, and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent on or before the expiration date. Do not send the letter of transmittal or any old notes to anyone other than the exchange agent.

        All new notes will be delivered only in book-entry form through DTC. Accordingly, if you anticipate tendering other than through DTC, you are urged to contact promptly a bank, broker or other intermediary (that has the capability to hold securities custodially through DTC) to arrange for receipt of any new notes to be delivered to you pursuant to the exchange offer and to obtain the information necessary to provide the required DTC participant with account information for the letter of transmittal.

Book-Entry Delivery Procedures for Tendering Old Notes Held with DTC

        If you wish to tender old notes held on your behalf by a custodial entity with DTC, you must:

            (i)  inform your custodial entity of your interest in tendering your old notes pursuant to the exchange offer; and

           (ii)  instruct your custodial entity to tender all old notes you wish to be tendered in the exchange offer into the exchange agent's account at DTC on or prior to the expiration date. Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender old notes by effecting a book-entry transfer of the old notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC, and send an agent's message to the exchange agent. An "agent's message" is a message, transmitted by DTC to, and received by, the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a "participant") tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of Letter of Transmittal

        Signatures on a letter of transmittal or notice of withdrawal described below (see "—Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant to the letter of transmittal are tendered (i) by a holder who has not completed the box entitled "Special Delivery Instructions" or "Special Issuance and Payment Instructions" on the

letter of transmittal or (ii) for the account of an eligible institution. If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, such guarantee must be made by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

        If the letter of transmittal is signed by the holder(s) of old notes tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the old notes without alteration, enlargement or any change whatsoever. If any of the old notes tendered thereby are held by two or more holders, all such holders must sign the letter of transmittal. If any of the old notes tendered thereby are registered in different names on different old notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

        If old notes that are not tendered for exchange pursuant to the exchange offer are to be returned to a person other than the holder thereof, certificates for such old notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible institution.

        If the letter of transmittal is signed by a person other than the holder of any old notes listed therein, such old notes must be properly endorsed or accompanied by a properly completed bond power, signed by such holder exactly as such holder's name appears on such old notes. If the letter of transmittal or any old notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in -fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal (or facsimile thereof), the tendering holders of old notes waive any right to receive any notice of the acceptance for exchange of their old notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing old notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If no such instructions are given, old notes not tendered or exchanged will be returned to such tendering holder.

        All questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered old notes determined by us not to be in proper form or not to be properly tendered or any tendered old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular old notes, whether or not waived in the case of other old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will be under any duty to give such notification or shall incur any liability for failure to give any such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        Any holder whose old notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the old notes. Holders may contact the exchange agent for assistance with such matters.

Withdrawal of Tenders

        You may withdraw tenders of old notes at any time prior to the expiration date.

        For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the deadline described above at its address set forth under "—Exchange Agent" in this offer to exchange. The withdrawal notice must:

  •
  specify the name of the person who tendered the old notes to be withdrawn;

  •
  must contain a description of the old notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such old notes and the aggregate principal amount represented by such old notes; and

  •
  must be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the old notes. In addition, the notice of withdrawal must specify, in the case of old notes tendered by delivery of certificates for such old notes, the name of the registered holder, if different from that of the tendering holder or, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes. The signature on the notice of withdrawal must be guaranteed by an eligible institution unless the old notes have been tendered for the account of an eligible institution.

        Withdrawal of tenders of old notes may not be rescinded, and any old notes properly withdrawn will be deemed not validly tendered for purposes of this exchange offer. Properly withdrawn old notes may, however, be retendered by again following one of the procedures described in "—Procedures for Tendering" prior to the expiration date.

Exchange Agent

        U.S. Bank National Association has been appointed the exchange agent for this exchange offer. Letters of transmittal and all correspondence in connection with this exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner's commercial bank, broker, dealer, trust company or other nominee, to the exchange agent as follows:

By Mail:	U.S. Bank National Association 60 Livingston Avenue Mail Station-EP -MN-WS2N St. Paul, Minnesota 55107-2292 Attention: Specialized Finance
By Registered or Certified Mail, Hand or Overnight Delivery:	U.S. Bank National Association 111 Fillmore Avenue St. Paul, Minnesota 55107-1402 Attention: Specialized Finance
Facsimile Transmissions:	(651) 466-7372
Telephone:	(651) 466-7150

        We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection with this exchange offer.

Fees and Expenses

        We will bear the expenses of soliciting exchanges of notes. The principal solicitation is being made by mail. However, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We may, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We will pay the other cash expenses incurred in connection with the exchange offer.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes so exchanged;

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

        If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

        We will record the new notes at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Tender

        All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. The old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

  •
  to us (upon redemption thereof or otherwise);

  •
  pursuant to a registration statement which has been declared effective under the Securities Act;

  •
  for so long as the old notes are eligible for resale pursuant to Rule l44A, to a person the holder of the old notes and any person acting on its behalf reasonably believes is a "qualified institutional buyer" as defined in Rule l44A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule l44A; or

  •
  pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), in each case subject to compliance with any applicable foreign, state or other securities laws.

        Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the new notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for new notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes, compared to the value of the new notes. The holders of old notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of old notes.

Information Regarding the Registration Rights Agreement

        As noted above, we are effecting the exchange offer to comply with the registration rights agreement. The registration rights agreement requires us to:

  •
  cause to be filed within 180 days after August 17, 2017 an exchange offer registration statement with the SEC;

  •
  use our reasonable best efforts to cause the exchange offer registration statement to become effective as soon as practicable, but in no event later than 270 days after August 17, 2017;

  •
  use our reasonable best efforts to consummate the exchange offer not later than 30 days after the 270th day after August 17, 2017; and

  •
  cause to be filed a shelf registration statement for the resale of the old notes under certain circumstances and to use our reasonable best efforts to cause such registration statement to become effective under the Securities Act.

        The requirements described in the first three bullets above under the registration rights agreement will be satisfied when we complete the exchange offer.

        In the event that:

  •
  the registration statement is not filed with the SEC on or prior to the 180th day after August 17, 2017;

  •
  the registration statement has not been declared effective by the SEC on or prior to the 270th day after August 17, 2017; or

  •
  the exchange offer is not completed or the shelf registration statement, if required, has not become effective on or prior to the 300th day after August 17, 2017 (or, under certain circumstances, within 90 days of a request to file a shelf registration statement);

the interest rate on the old notes will be increased by a rate of 0.25% per annum during the 90-day period following such registration default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such increase exceed 1.00% per annum. Following the cure of all such registration defaults, the accrual of additional interest shall cease and the interest rate will be reduced to the original interest rate borne by the old notes.

        Under the registration rights agreement, we have also agreed to keep the registration statement for the exchange offer effective for not less than 30 calendar days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders.

        Our obligations to register the new notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration statement for a continuous offer in connection with the old notes.

        This summary includes only the material terms of the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement relating to the exchange offer and the new notes. See "Where You Can Find More Information."

 USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement into which we entered when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for the old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and cancelled by us upon receipt and cannot be reissued. The issuance of the new notes under this exchange offer will not result in any increase in our outstanding indebtedness. We will pay all expenses incident to the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the fiscal years ended 2013 through 2017, and the three months ended September 30, 2016 and 2017 was as follows:

	Year Ended March 31,					Six Months Ended September 30,
	2013	2014	2015	2016(2)	2017	2016	2017
Ratio of Earnings to Fixed Charges(1)	6.7x	4.1x	4.4x	—	—	2.8x	—

(1)
For purposes of calculating this ratio, "earnings" consists of income from continuing operations before income taxes and income from equity affiliates plus (a) fixed charges minus interest capitalized during the period, (b) distributed income from equity affiliates and (c) amortization of previously capitalized interest. "Fixed charges" consists of interest expense, capitalized interest, amortization of discount on indebtedness and an appropriate portion of rental expense representative of the interest factor.

(2)
For the fiscal years ended March 31, 2016 and 2017 and the six months ended September 30, 2017, the Fixed Charges exceeded the Earnings by $1.16 billion, $23.6 million and $9.1 million, respectively.

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of September 30, 2017.

As of September 30, 2017
(in millions)
Cash	$33,669

Revolving Credit Facility(1)	117,393
Term Loan	—
Receivable Securitization Facility	88,800
Equipment Leasing Facility and Other Capital Leases	61,480
Senior Notes Due 2021	375,000
Senior Notes Due 2022	300,000
Convertible Senior Subordinated Notes	500,000
Other Debt	7,978

Total Debt	$1,450,651
Stockholders' Equity	855,845

Total Capitalization	$2,306,496

(1)
The total commitment available for borrowing under the Revolving Credit Facility is $800.0 million. As of September 30, 2017, approximately $652.3 million was available for borrowing under the Revolving Credit Facility and we had approximately $30.3 million in letters of credit outstanding. See "Description of Certain Indebtedness."

(2)
Reflects face amounts excluding unamortized debt issuance costs.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        We summarize below the principal terms of certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of our outstanding indebtedness and is qualified in its entirety by reference to the relevant agreements, which are exhibits to the documents incorporated by reference herein.

Credit facilities

        On November 19, 2013, the Company entered into a Third Amended and Restated Credit Agreement, among the Company, substantially all of its domestic subsidiaries as co-borrowers and guarantors, PNC Bank, National Association, as administrative agent, and the other lenders party thereto (as heretofore amended, modified, supplemented or restated, the "Credit Agreement"), which provided for commitments of up to $1.0 billion for a revolving credit facility and a $375.0 million term loan facility. $51.1 million of commitments under the revolving credit facility mature on November 19, 2018 and $798.9 of commitments under the revolving credit facility mature on May 3, 2021 (or December 31, 2020 if the 2021 Notes (as defined below) are still outstanding on that date). The maturity date of the term loan facility is March 31, 2019. We expect to use the proceeds from this offering to repay amounts outstanding under our credit facilities.

        On July 31, 2017, the Company and its subsidiary co-borrowers and guarantors entered into a Ninth Amendment to the Third Amended and Restated Credit Agreement (the "Ninth Amendment") to, among other things, (i) permit the Company to incur the notes offered hereby in an aggregate principal amount of up to $500.0 million, subject to the Company's obligations to apply the net proceeds from this offering to repay the outstanding principal amount of the Loans and/or permanently reduce commitments under the Credit Agreement, (ii) limit the mandatory prepayment provisions to (a) eliminate the requirement that net proceeds received from the incurrence of Permitted Indebtedness (as defined in the Credit Agreement) be applied to reduce the revolving credit commitments once the revolving credit commitments have been reduced to $800.0 million, (b) eliminate the requirement that the Company repay the loans and permanently reduce the revolving credit commitments using any net proceeds from the Company's issuance of capital stock and (c) eliminate the requirement that the net proceeds from certain asset sales be applied to repay the loans and permanently reduce the revolving credit commitments, to the extent that such net proceeds are reinvested in the business of the Company or its subsidiaries within 360 days after the receipt thereof, (iii) add, for purposes of determining whether the loan parties can incur permitted indebtedness (other than the notes offered hereby), a maximum total leverage test of less than 4.50 to 1.00 as if such permitted indebtedness had been incurred, (iv) lower the minimum interest coverage ratio to 2.75 to 1.00, (v) modify the senior secured leverage ratio to set the maximum level at 3.50 to 1.00 and to remove any additional step downs thereof, (vi) remove all of the covenant restriction period restrictions, which limited the Company's ability to access the accordion, make stock repurchases and certain dividends, enter into acquisitions and prepay certain specified indebtedness, (vii) add, with respect to permitting acquisitions, a maximum total leverage test of less than 4.50 to 1.00 and reduce the minimum availability requirement from $300.0 million to $200.0 million, (viii) set current interest rate and letter of credit pricing tiers to LIBOR +350 basis points (base rate + 250 basis points) the commitment fee to 50 basis points as the pricing for the remainder of the term, (ix) eliminate certain categories of specified asset sales and the corresponding mandatory prepayment provisions related thereto, (x) modify the existing category of permitted asset sales to permit assets sales, in any given fiscal year, to the extent the aggregate net proceeds received therefrom do not exceed 10% of Company's consolidated total assets (as determined as of the first day of such fiscal year) and only require the net proceeds of such asset sales to be applied to prepay the Loans (as defined in the Credit Agreement) and reduce the revolving credit commitments to the extent such net proceeds are not reinvested in the business of the Company or its subsidiaries within 360 days after the receipt thereof and (xi) eliminate all references to the permitted potential voluntary insolvency of the Company's Vought Aircraft Division (Triumph Aerostructures Holdings, LLC) and/or certain affiliated entities (collectively, the "Vought entities"). The effectiveness of the Ninth Amendment is contingent upon the completion of this offering and the application of net proceeds from this offering to prepay the outstanding principal amount of the Loans and/or permanently reduce commitments under the Credit Agreement.

        In May 2017, the Company entered into an Eighth Amendment to the Third Amended and Restated Credit Agreement (the "Eighth Amendment") and its subsidiary co-borrowers and guarantors, among the Company and its lenders to, among other things, (i) eliminate the total leverage ratio financial covenant, (ii) increase the maximum permitted senior secured leverage ratio financial covenant applicable to each fiscal quarter, commencing with the fiscal quarter ended March 31, 2017, and to revise the step-downs applicable to such financial covenant, (iii) reduce the aggregate principal amount of commitments under the revolving line of credit to $850.0 million from $1.0 billion, (iv) modify the maturity date of the term loans so that all of the term loans will mature on March 31, 2019, and (v) establish a new higher pricing tier for the interest rate, commitment fee and letter of credit fee pricing provisions and provide that the highest pricing tier will apply until the maximum senior secured leverage ratio financial covenant is 2.50 to 1.00 and the Company delivers a compliance certificate demonstrating compliance with such financial covenant. In connection with the Eighth Amendment, the Company incurred $6.8 million of financing costs. These costs, along with the $10.5 million of unamortized financing costs prior to the amendment, are being amortized over the remaining term of the Credit Agreement. In accordance with the reduction of the Credit Agreement, the Company impaired a proportional amount of unamortized financing fees prior to the amendment.

        The Eighth Amendment also provided Vought entities with the option, if necessary, to commence voluntary insolvency proceedings within 90 days of the Eighth Amendment Effective Date, subject to certain conditions set forth in the Credit Agreement. Upon the commencement of such proceedings, the Vought entities would no longer be Subsidiary Co-Borrowers under the Credit Agreement, and transactions between any of the Vought entities, on the one hand, and the Company and any of the Subsidiary Co-Borrowers, on the other hand, would have been restricted. The Company entered into the Eighth Amendment, among other reasons, in order to provide the Vought entities with greater financial flexibility to address their significant cash utilization relative to certain contracts. The Company expected that any action it may have taken regarding the Vought entities would have improved the Company's credit profile and equity value. The Company's option to commence voluntary insolvency for the Vought entities expired on July 31, 2017.

        In October 2016, the Company and its subsidiary co-borrowers and guarantors entered into a Seventh Amendment to the Third Amended and Restated Credit Agreement, among the Company, the Subsidiary Co-Borrowers, the lenders party thereto and the Administrative Agent (the "Seventh Amendment"). Specifically, the Credit Agreement was amended to, among other things, (i) modify certain financial covenants to allow for the add-back of certain cash and non-cash charges, (ii) increase the maximum permitted total leverage ratio and senior secured leverage ratio financial covenants commencing with the fiscal quarter ended September 30, 2016 through the fiscal quarter ending June 30, 2017, (iii) permit the sale of certain specified assets so long as the Company applies 65.0% of the net proceeds received from such sales to the outstanding term loan, pro rata across all maturities, (iv) establish a new higher pricing tier for the interest rate, commitment fee and letter of credit fee pricing provisions, (v) increase the interest rate and letter of credit fee pricing provisions for several of the lower tiers of the pricing grid, (vi) establish the interest rate, commitment fee and letter of credit fee pricing at the highest pricing tier until the Company delivers its compliance certificate for its fiscal quarter ending September 30, 2017, and (vii) extend the period during which the increased minimum revolver availability threshold test and the decreased maximum senior secured leverage ratio threshold test are in effect in connection with the Company making certain permitted investments, certain additional permitted dividends, permitted acquisitions and permitted payments of certain types of indebtedness to the date the Company delivers its compliance certificate for the fiscal quarter ending September 30, 2017.

        In May 2016, the Company and its subsidiary co-borrowers and guarantors entered into a Sixth Amendment to the Third Amended and Restated Credit Agreement, among the Company, the Subsidiary Co-Borrowers, the lenders party thereto and the Administrative Agent (the "Sixth Amendment"), pursuant to which those lenders electing to enter into the Sixth Amendment extended the expiration date for the revolving line of credit and the maturity date for the term loan by five years to May 3, 2021. Lenders holding revolving credit commitments aggregating $940.0 million elected to extend the expiration date for the revolving line of credit, and Lenders holding approximately $324.5 million of term loans (out of an aggregate outstanding term loan balance of approximately $330.0 million) elected to extend the term loan maturity date.

        In addition, the Sixth Amendment amended the Credit Agreement to, among other things, (i) modify certain financial covenants to allow for the add-back of certain cash and non-cash charges, (ii) amend the total leverage ratio financial covenant to provide for a gradual reduction in the maximum permitted total leverage ratio commencing with the fiscal year ending March 31, 2018, (iii) increase the interest rate, commitment fee and letter of credit fee pricing provisions for the highest pricing tier, (iv) establish the interest rate, commitment fee and letter of credit fee pricing at the highest pricing tier until the Company delivers its compliance certificate for its fiscal year ending March 31, 2017, (v) increase the minimum revolver availability threshold test in connection with the Company making certain permitted investments, certain additional permitted dividends, permitted acquisitions and permitted payments of certain types of indebtedness, and (vi) decrease the maximum senior secured leverage ratio threshold test in connection with the Company making certain permitted investments, certain permitted dividends, permitted acquisitions and permitted payments of certain types of indebtedness during the period from the date of the Sixth Amendment until the Company delivers its compliance certificate for the fiscal year ending March 31, 2017.

        The Credit Agreement contains representations, warranties, covenants and events of default customary for financings of this type including, without limitation, financial covenants under which the Company is obligated to maintain on a consolidated basis, as of the end of each fiscal quarter, a certain minimum interest coverage ratio and maximum senior secured leverage ratio.

        The obligations under the Credit Agreement and related documents are secured by liens on substantially all assets of the Company and its domestic subsidiaries pursuant to a Second Amended and Restated Guarantee and Collateral Agreement, dated as of November 19, 2013, among the administrative agent, the Company and the subsidiaries of the Company party thereto.

        Pursuant to the Credit Agreement, the Company can borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $850.0 million outstanding at any time. Our credit facilities bear interest at either: (i) LIBOR plus between 1.50% and 3.50%; (ii) the prime rate; or (iii) an overnight rate at the option of the Company. The applicable interest rate is based upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization. In addition, the Company is required to pay a commitment fee of between 0.25% and 0.50% on the unused portion of the Credit Agreement. The Company's obligations under the Credit Agreement are guaranteed by the Company's domestic subsidiaries.

        At September 30, 2017, there were $117.4 million in borrowings and $30.3 million in letters of credit outstanding under the Revolving Line of Credit provisions of the Credit Agreement, primarily to support insurance policies. At March 31, 2017, there were $30.0 million in borrowings and $27.2 million in letters of credit outstanding under the Revolving Line of Credit provisions of the Credit Agreement, primarily to support insurance policies. The level of unused borrowing capacity under the Revolving

Line of Credit provisions of the Credit Agreement varies from time to time depending in part upon its compliance with financial and other covenants set forth in the related agreement. The Credit Agreement contains certain affirmative and negative covenants, including limitations on specified levels of indebtedness to earnings before interest, taxes, depreciation and amortization, and interest coverage requirements, and includes limitations on, among other things, liens, mergers, consolidations, sales of assets, and incurrence of debt. If an event of default were to occur under the Credit Agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the Credit Agreement could also cause the acceleration of obligations under certain other agreements. The Company is currently in compliance with all such covenants. Although the Company does not anticipate any violations of the financial covenants, its ability to comply with these covenants is dependent upon achieving earnings and cash flow projections. As of September 30, 2017, the Company had borrowing capacity under this facility of $652.3 million after reductions for borrowings, letters of credit outstanding under the facility and consideration of covenant limitations.

        The Company also had an interest rate swap agreement through November 2018 to reduce its exposure to interest on the variable rate portion of its long-term debt. On the date of inception, the Company designated the interest rate swap as a cash flow hedge in accordance with Financial Accounting Standards Board guidance on accounting for derivatives and hedges and linked the interest rate swap to the 2013 term loan. The Company formally assesses, both at the hedge's inception and on a quarterly basis, whether the derivative item is highly effective in offsetting changes in cash flows.

        As of March 31, 2017, the interest rate swap agreement had a notional amount of $309.4 million. As of March 31, 2017, the interest rate swap agreement had a fair value of $0.5 million which was recorded in other noncurrent liabilities with an offset to other comprehensive income, net of applicable taxes (Level 2). The interest rate swap settled on a monthly basis when interest payments were made. These settlements occur through the maturity date.

        In August 2017, the Company repaid the oustanding balance of the 2013 term loan. In conjunction with the repayment of the 2013 term loan, the Company terminated the interest rate swap receiving $0.3 million upon settlement.

Receivables securitization facility

        In August 2008, the Company established its receivables securitization facility (the "Securitization Facility") by entering into a receivables purchase agreement, among the Company, as initial servicer, Triumph Receivables LLC, as seller, PNC Bank, National Association, as administrative agent, and the various purchasers and purchase agents from time to time party thereto.

        In November 2014, the Company amended its Securitization Facility, increasing the purchase limit from $175.0 million to $225.0 million and extending the term through November 2017. In connection with the Securitization Facility, the Company sells on a revolving basis certain trade accounts receivable to Triumph Receivables, LLC, a wholly-owned special-purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. The Company is the servicer of the trade accounts receivable under the Securitization Facility. As of June 30, 2017, the maximum amount available under the Securitization Facility was $225.0 million. Interest rates are based on LIBOR plus a program fee and a commitment fee. The program fee is 0.40% on the amount outstanding under the Securitization Facility. Additionally, the commitment fee is 0.40% on 100.00% of the maximum amount available under the Securitization Facility. At September 30, 2017, there was $88.8 million outstanding under the Securitization Facility. In connection with amending the Securitization Facility, the Company incurred approximately $0.3 million of financing costs. These costs, along with the $0.3 million of unamortized financing costs prior to the amendment, are being amortized over the life of the Securitization Facility. The Company secures its trade accounts receivable, which are generally non-interest bearing, in transactions that are accounted for as borrowings pursuant to the Transfers and Servicing topic of the ASC 860. In November 2017, the Company amended the Securitization Facility decreasing the purchase limit from $225,000 to $125,000 and extending the term through November 2020. The Securitization Facility's net availability is not impacted by the borrowing capacity of the Credit Agreement.

        The agreement governing the Securitization Facility contains restrictions and covenants, including limitations on the making of certain restricted payments, creation of certain liens, and certain corporate acts such as mergers, consolidations and the sale of all or substantially all of the Company's assets.

Receivables purchase agreement

        On March 28, 2016, the Company entered into a Purchase Agreement ("Receivables Purchase Agreement") to sell certain accounts receivables to a financial institution without recourse. The Company is the servicer of the accounts receivable under the Receivables Purchase Agreement.

Senior notes due 2021

        On February 26, 2013, the Company issued $375.0 million principal amount of 4.875% Senior Notes due 2021 (the "2021 Notes"). The 2021 Notes were sold at 100% of principal amount and have an effective interest yield of 4.875%. Interest on the 2021 Notes accrues at the rate of 4.875% per annum and is payable semiannually in cash in arrears on April 1 and October 1 of each year, commencing on October 1, 2013. In connection with the issuance of the 2021 Notes, the Company incurred approximately $6.3 million of costs, which are a direct deduction to the face amount of the note and are being amortized on the effective interest method over the term of the 2021 Notes.

        The 2021 Notes are the Company's senior unsecured obligations and rank equally in right of payment with all of its other existing and future senior unsecured indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The 2021 Notes are guaranteed on a full, joint and several basis by each of our domestic restricted subsidiaries that is a borrower under our credit facilities or that guarantees any of our debt or that of any of our domestic restricted subsidiaries under our credit facilities and in the future by any domestic restricted subsidiaries that are borrowers under any credit facility or that guarantee any of our debt or that of any of our domestic restricted subsidiaries incurred under any credit facility (the "Guarantor Subsidiaries").

        The Company was permitted to redeem some or all of the 2021 Notes prior to April 1, 2017, by paying a "make-whole" premium. The Company may redeem some or all of the 2021 Notes on or after April 1, 2017, at specified redemption prices. In addition, prior to April 1, 2016, the Company was permitted redeem up to 35% of the 2021 Notes with the net proceeds of certain equity offerings at a redemption price equal to 104.875% of the aggregate principal amount plus accrued and unpaid interest, if any, subject to certain limitations set forth in the indenture governing the 2021 Notes (the "2021 Indenture").

        The Company is obligated to offer to repurchase the 2021 Notes at a price of (i) 101% of their principal amount plus accrued and unpaid interest, if any, as a result of certain change-of-control events, and (ii) 100% of their principal amount plus accrued and unpaid interest, if any, in the event of certain asset sales. These restrictions and prohibitions are subject to certain qualifications and exceptions.

        The 2021 Indenture contains covenants that, among other things, limit the Company's ability and the ability of any of the Guarantor Subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of the Guarantor Subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (viii) enter into transactions with affiliates.

        During the quarter ended June 30, 2016, to ensure that the Company had full access to its credit facilities during fiscal 2017, the Company obtained approval from the holders of the 2021 Notes to amend the terms of the indenture to conform with the 2022 Notes (as defined below) which allows for a higher level of secured debt. Absent this consent, the Company would have been restricted as to the level of new borrowings under its credit facilities during fiscal 2017. As part of obtaining the consent, the Company paid the holders of the 2021 Notes $5.5 million, which is being amortized on the effective interest method over the remaining term of the 2021 Notes.

        Further, to mitigate the risk of failing to obtain the consent and to ensure the Company had adequate liquidity through fiscal 2017, the Company chose to make a significant draw on its credit facilities in early April 2016, taking the outstanding balance to approximately $800.0 million. The Company paid down substantially all of the draw to its credit facilities upon receiving consent from the holders of the 2021 Notes in May 2016.

Senior notes due 2022

        On June 3, 2014, the Company issued $300.0 million principal amount of 5.250% Senior Notes due 2022 (the "2022 Notes"). The 2022 Notes were sold at 100% of principal amount and have an effective interest yield of 5.250%. Interest on the 2022 Notes accrues at the rate of 5.250% per annum and is payable semiannually in cash in arrears on June 1 and December 1 of each year, commencing on December 1, 2014. In connection with the issuance of the 2022 Notes, the Company incurred approximately $5.0 million of costs, which are a direct deduction to the face amount of the note and are being amortized on the effective interest method over the term of the 2022 Notes.

        The 2022 Notes are the Company's senior unsecured obligations and rank equally in right of payment with all of its other existing and future senior unsecured indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The 2022 Notes are guaranteed on a full, joint and several basis by each of the Guarantor Subsidiaries.

        The Company was permitted to redeem some or all of the 2022 Notes prior to June 1, 2017, by paying a "make-whole" premium. The Company may redeem some or all of the 2022 Notes on or after June 1, 2017, at specified redemption prices. In addition, prior to June 1, 2017, the Company was permitted to redeem up to 35% of the 2022 Notes with the net proceeds of certain equity offerings at a redemption price equal to 105.250% of the aggregate principal amount plus accrued and unpaid interest, if any, subject to certain limitations set forth in the indenture governing the 2022 Notes (the "2022 Indenture").

        The Company is obligated to offer to repurchase the 2022 Notes at a price of (i) 101% of their principal amount plus accrued and unpaid interest, if any, as a result of certain change-of-control events and (ii) 100% of their principal amount plus accrued and unpaid interest, if any, in the event of certain asset sales. These restrictions and prohibitions are subject to certain qualifications and exceptions.

        The 2022 Indenture contains covenants that, among other things, limit the Company's ability and the ability of any of the Guarantor Subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of the Guarantor Subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (viii) enter into transactions with affiliates.

DESCRIPTION OF NOTES

        The Company will issue the Notes (as defined below) offered hereby under an Indenture dated as of August 17, 2017 among the Company, each Guarantor and U.S. Bank National Association, as Trustee (the "Indenture"). For purposes of this section of this offer to exchange, references to the "Company," "we," "us," "our" or similar terms refer solely to Triumph Group, Inc., and not its Subsidiaries. The 7.750% Senior Notes due 2025 offered hereby are referred to herein as the "Notes". We will issue the Notes in a registered exchange offer.

        The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (as amended, the "Trust Indenture Act"). The following description is only a summary of the material provisions of the Indenture and the Notes. We urge you to read the Indenture and the Notes because those documents, not this description, define your rights as holders of the Notes. You may request copies of the Indenture at our address set forth under the heading "Where you can find more information." Certain defined terms used in this description but not defined below under "—Certain definitions" have the meanings assigned to them in the Indenture.

General

        On August 17, 2017, we issued $500.0 million in aggregate principal amount of 7.750% Senior Notes due 2025 in a private transaction. The Company may issue additional notes (the "Additional Notes") under the Indenture, subject to the limitations described below under the covenant "Limitation on Incurrence of Debt." The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, consents, amendments, redemptions and offers to purchase; provided, however, that if any such Additional Notes are not fungible with the Notes for United States federal income tax purposes, they will be issued under a separate CUSIP number. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of notes," references to the Notes include any Additional Notes actually issued.

Principal, maturity and interest

        Interest on the Notes will accrue at 7.750% per annum. Interest on the Notes will be payable semi-annually in cash in arrears on February 15 and August 15, commencing on February 15, 2018. The Company will make each interest payment to the Holders of the Notes of record on the immediately preceding February 1 and August 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the corporate trust office of the Trustee located at Two Liberty Place, 50 South 16th Street, Suite 2000, Philadelphia, Pennsylvania 19102; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees

        The Notes will be Guaranteed, on a full, joint and several basis, by the Guarantors pursuant to the Indenture (the "Note Guarantees"). On the Issue Date, each of our domestic Restricted Subsidiaries that (1) is a borrower under our Credit Agreement or (2) Guarantees any Debt of the Company or any of its domestic Restricted Subsidiaries, in each case incurred under our Credit Agreement, will Guarantee the Notes on a senior basis. After the Issue Date, the Notes will be guaranteed by any of our domestic Restricted Subsidiaries (other than any domestic Restricted Subsidiary that is a Receivable Subsidiary) that (1) becomes a borrower under any of our Credit Facilities or (2) Guarantees any of our Debt or any Debt of our domestic Restricted Subsidiaries, in each case incurred under any of our Credit Facilities. See "—Additional Note Guarantees."

        The Indenture provides that the Obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the Obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. See "Risk factors—Fraudulent conveyance laws may permit courts to void the guarantors' guarantees of the Notes in specific circumstances, which would interfere with the payment under the guarantors' guarantees." As of the Issue Date, all of our Subsidiaries will be "Restricted Subsidiaries" other than Triumph Receivables, LLC, Triumph Group Charitable Foundation, Triumph Interiors, Ltd, Saygrove Actuation & Motion Control Limited and Airframe Spares & Logistics GmbH, each of which will be Unrestricted Subsidiaries on the Issue Date. Under the circumstances described below under the subheading "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries," other of our Subsidiaries in the future may be designated as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not Guarantee the Notes.

        The Indenture provides that in the event of a sale or other transfer or disposition of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, the occurrence of any other transaction permissible under the Indenture pursuant to which such Guarantor ceases to be a Subsidiary, the sale or other transfer of all or substantially all the assets of a Guarantor (including by way of merger or consolidation) to a Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, or the release of a Guarantor of all of its Guarantee obligations in respect of the Credit Facilities, then such Guarantor shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee. At the request of the Company, the Company, such Guarantor and the Trustee will execute a supplemental indenture evidencing such release and discharge; provided that the Company delivers an Officer's Certificate to the Trustee certifying that the conditions to such release have been satisfied.

        Not all of our Subsidiaries will Guarantee the Notes. For the four fiscal quarters, for the period ending September 30, 2017, the Company's non-Guarantor Subsidiaries had net sales of $366.2 million or 11.1% of our consolidated net sales, and Adjusted EBITDA of $26.3 million, or 8.1% of our Adjusted EBITDA and as of September 30, 2017, such non-Guarantor Subsidiaries had total assets of $817.5 million. As of September 30, 2017, such non-Guarantor Subsidiaries had $602.1 million of indebtedness and other liabilities. In the event of a bankruptcy, liquidation or reorganization of such non-Guarantor Subsidiaries, claims of creditors of such non-Guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding Debt and Guarantees issued by those non-Guarantor Subsidiaries, and claims of preferred stockholders (if any) of those non-Guarantor Subsidiaries generally will have priority with respect to the assets of those non-Guarantor Subsidiaries over the claims of creditors of the Company, including Holders of the Notes.

Ranking

Ranking of the notes

        The Notes will be senior unsecured obligations of the Company, and will rank:

  •
  equal in right of payment to any existing and future senior Debt of the Company, including Debt under the Credit Agreement;

  •
  senior in right of payment to all existing and future Subordinated Obligations of the Company;

  •
  effectively subordinated to the Company's secured Debt to the extent of the value of the assets securing such Debt, including Debt under the Credit Agreement to the extent of the value of the collateral therefor; and

  •
  structurally subordinated to all Debt and other liabilities of the Company's existing and future Subsidiaries that do not Guarantee the Notes.

Ranking of the note guarantees

        Each Note Guarantee will be a senior unsecured obligation of each Guarantor, and will rank:

  •
  equal in right of payment to any existing and future senior Debt of that Guarantor;

  •
  senior in right of payment to all existing and future Subordinated Obligations of that Guarantor; and

  •
  effectively subordinated to that Guarantor's secured Debt to the extent of the value of the assets securing such Debt, including the guarantee obligations of such Guarantor in respect of the Credit Agreement to the extent of the value of the collateral therefor.

Offers to purchase; open market purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions "—Change of Control" and "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase Notes in the open market or otherwise.

Optional redemption

        The Notes may be redeemed, in whole or in part, at any time prior to August 15, 2020, at the option of the Company upon not less than 30 nor more than 60 days' prior notice mailed by first class mail (and/or, to the extent permitted by applicable procedures or regulations, electronically) to each Holder's registered address, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date (subject to the right of registered Holders of the Notes on a relevant record date to receive interest due on a relevant interest payment date).

        In addition, the Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after August 15, 2020, upon not less than 30 nor more than 60 days' notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant record date to receive interest due on a relevant interest payment date), if redeemed during the 12-month period beginning on August 15 of the years indicated:

Year	Redemption price
2020	105.813%
2021	103.875%
2022	101.938%
2023 and thereafter	100.000%

        In addition to the optional redemption provisions of the Notes in accordance with the provisions of the preceding paragraphs, prior to August 15, 2020, the Company may at its option, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a Redemption Price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the date of redemption (subject to the right of registered Holders of the Notes of record on the relevant record date to receive interest due on a relevant interest payment date); provided that at least 65% of the principal amount of Notes (including Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

        Any notice of redemption may, at the Company's discretion, be subject to one or more conditions precedent, including completion of a Qualified Equity Offering or other corporate event.

Selection

        If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to the Depository Trust Company procedures).

        No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail (and/or, to the extent permitted by applicable procedures or regulations, electronically) at least 30 but no more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note, if any, will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Change of control

        Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date; provided that if the Company has exercised its right to redeem all of the Notes as described above under the caption "—Optional Redemption" prior to the time the Company would be required to make an Offer to Purchase, the Company shall not be required to make such Offer to Purchase. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase for all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

        Although there is a limited body of case law interpreting the phrase "all or substantially all," as used in the definition of "Change of Control," there is no precise established definition of the phrase under applicable law. As a consequence, in certain circumstances, there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. It may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an Offer to Purchase the Notes as described above.

        Subject to the limitations discussed below, the Company could, in the future, enter into a highly leveraged transaction, reorganization, restructuring, merger or similar transaction, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Debt outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding Notes. See "—Amendment, Supplement and Waiver." The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption "—Optional Redemption."

        Holders of the Notes may not be entitled to require the Company to purchase their Notes in certain circumstances involving a significant change in the composition of the Board of Directors of the Company, including in connection with a proxy contest, where the Company's Board of Directors initially publicly opposes the election of a dissident slate of directors, but subsequently approves such directors for the purposes of the Indenture. This may result in a change in the composition of the Board of Directors of the Company that, but for such subsequent approval, would have otherwise constituted a Change of Control requiring a repurchase offer under the terms of the Indenture.

        The Company's ability to repurchase Notes pursuant to an Offer to Purchase may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Credit Agreement. In addition, certain events that may constitute a change of control under the Credit Agreement and cause a default under those agreements may not constitute a Change of Control under the Indenture. Future Debt of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Debt to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        In the event that at the time of a Change of Control the terms of the Credit Agreement restrict or prohibit the repurchase of Notes as contemplated in the Indenture, then prior to the electronic delivery or mailing of the Offer to Purchase required in connection with a Change of Control but in any event within 30 days following any Change of Control, the Company shall (i) repay in full all Debt under the applicable Credit Agreement or, if doing so will allow the purchase of Notes, offer to repay in full all such Debt and repay such Debt of each lender who has accepted such offer, or (ii) obtain the requisite consent under the Credit Agreement to permit the repurchase of the Notes as provided in the Indenture.

        In addition, an Offer to Purchase may be made in advance of a Change of Control, conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

Certain covenants

        Set forth below are certain covenants contained in the Indenture:

        During any period of time (a "Suspension Period") that: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Company and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture (collectively, the "Suspended Covenants"), and during a Suspension Period but prior to the repayment, repurchase, retirement or redemption of all of the outstanding principal amount of the Notes or defeasance or satisfaction and discharge of the indenture governing the Notes (collectively, the "Satisfaction of the Notes"), the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries unless the Company could have designated such Subsidiaries as Unrestricted Subsidiaries in compliance with the Indenture assuming the covenants set forth below had not been suspended:

  (a)
  "—Limitation on Incurrence of Debt;"

  (b)
  "—Limitation on Restricted Payments;"

  (c)
  "—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;"

  (d)
  "—Limitation on Asset Sales;"

  (e)
  "—Limitation on Transactions with Affiliates;" and

  (f)
  clause (iii) of the first paragraph of "—Consolidation, Merger, Conveyance, Transfer or Lease."

        In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any Suspension Period and, subsequently, (x) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Notes below the required Investment Grade Rating or (y) the Company or any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, and such event in clause (x) or (y) occurs prior to the Satisfaction of the Notes (such date of withdrawal or downgrade in clause (x) or (y), a "Reinstatement Date"), then the Company and its Restricted Subsidiaries will after the Reinstatement Date again be subject to the Suspended Covenants with respect to future events for the benefit of the Notes (unless and until a Suspension Event again exists) until the Satisfaction of the Notes.

        On the Reinstatement Date, all Debt incurred during a Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of "—Limitation on Incurrence of Debt" below or, at the Company's option, one of the clauses set forth in the definition of "Permitted Debt" (to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement

Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date) and subject to the covenant described below under "—Limitation on Incurrence of Debt." To the extent such Debt would not be so permitted to be Incurred pursuant to the covenant described below under "—Limitation on Incurrence of Debt," such Debt will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (iv) of the definition of Permitted Debt.

        Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under the covenant described below under "—Limitation on Restricted Payments" will be made as though such covenant had been in effect from the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of the covenant described below under "—Restricted Payments" to the extent provided therein.

        Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reinstatement Date or after a Suspension Period based solely on events that occurred during the Suspension Period).

        The Company will provide prompt written notice to the Trustee of any Covenant Suspension Event and any Reinstatement Date.

        There can be no assurance that the Notes will ever achieve or maintain an Investment Grade Rating.

Limitation on incurrence of debt

        The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided that the Company and any of its Restricted Subsidiaries may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (as defined below) had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.00:1 and (b) no Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt; provided further, that Restricted Subsidiaries that are not Guarantors may not Incur any Debt pursuant to this paragraph if the Secured Leverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (as defined below) had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 3.00:1.

        Notwithstanding the immediately preceding paragraph, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

        For purposes of determining any particular amount of Debt under this "Limitation on Incurrence of Debt" covenant, Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Incurrence of Debt" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this "Limitation on Incurrence of Debt" covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt, provided that Debt Incurred under the Credit Facilities on the Issue Date shall at all times be treated as Incurred pursuant to clause (i) of the definition of "Permitted Debt". The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

Limitation on restricted payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

          (a)   no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

          (b)   after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to the provisions described in the first paragraph under the "Limitation on Incurrence of Debt" covenant; and

          (c)   after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi) (vii), (viii), (ix) and (xi) of the next succeeding paragraph) shall not exceed the sum (without duplication) of:

            (1)   50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the Issue Date and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

            (2)   100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests (excluding any Qualified Capital Interests issued in connection with the Company's acquisition of Vought Aircraft Industries, Inc.), including Qualified Capital Interests issued upon the conversion or exchange of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, Capital Interests or Debt sold to a Subsidiary of the Company), plus

            (3)   100% of the net reduction in Investments (other than Permitted Investments), made by the Company or any Restricted Subsidiary subsequent to the Issue Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (or the causing of a Person that is not a Subsidiary to become a Restricted Subsidiary), not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person subsequent to the Issue Date.

        Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, at the time of and after giving effect to the proposed Restricted

Payment, no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof:

            (i)  the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption within 60 days after declaration thereof or the giving of such irrevocable notice, as applicable, if, at the declaration date or notice thereof, such payment was permitted by the foregoing provisions of this covenant;

           (ii)  the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Interests of the Company; provided, however, that the Net Cash Proceeds from such sale of Qualifying Capital Interests will be excluded from clause (c)(2) of the preceding paragraph to the extent applied to any such purchase, repurchase, redemption, defeasance or other acquisition or retirement;

          (iii)  the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company or a Guarantor that is subordinate in right of payment to the Notes or the applicable Note Guarantee out of the Net Cash Proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new Refinancing Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with the Indenture or (y) Qualified Capital Interests of the Company;

          (iv)  the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company or any direct or indirect parent of the Company (or any payments to a direct or indirect parent company of the Company for the purposes of permitting any such repurchase) held by directors, employees, former directors or former employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $10.0 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (iv) not to exceed $20.0 million in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) to employees of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant; plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (iv) in any calendar year and, to the extent any payment described under this clause (iv) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

           (v)  repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units;

          (vi)  the extension of credit that constitutes intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under "—Limitation on Incurrence of Debt" pursuant to clauses (v) and (xii) of the definition of "Permitted Debt";

         (vii)  cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

        (viii)  the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under "—Limitation on Incurrence of Debt" to the extent such dividends are included in the definition of Consolidated Fixed Charges;

          (ix)  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a change of control in accordance with provisions similar to the "Change of Control" covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the "Limitation on Asset Sales" covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Offer to Purchase upon a Change of Control or Offer to Purchase to the extent provided in the Indenture with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Offer to Purchase;

           (x)  the payment of regular cash quarterly dividends on the Company's common stock not to exceed $15.0 million in any calendar year; and

          (xi)  other Restricted Payments not in excess of $50.0 million in the aggregate since the Issue Date.

        If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company's financial statements affecting Consolidated Net Income.

Limitation on liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Debt (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or in the case of Subordinated Obligations, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Obligations) until such time as such obligations are no longer secured by a Lien. For purposes of this covenant, the Receivables Transaction Amount relating to any Qualified Receivables Transaction shall be deemed to be Debt secured by a Lien on the applicable accounts receivable and related assets and such accounts receivable and related assets shall be deemed to be assets of the originator thereof.

Limitation on dividend and other payment restrictions affecting restricted subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests to the

Company or any Restricted Subsidiary or pay any Debt owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

        However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

          (a)   any encumbrance or restriction in existence on the Issue Date, including those under the Credit Agreement, the Existing Receivables Facility or the Receivables Purchase Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Company, are no more restrictive in any material respect, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

          (b)   any encumbrance or restriction which exists with respect to an acquired property in existence at the time of such acquisition pursuant to an agreement, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

          (c)   any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

          (d)   any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt Incurred pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Company;

          (e)   customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

          (f)    any encumbrance or restriction by reason of applicable law, rule, regulation or order;

          (g)   any encumbrance or restriction under the Indenture, the Notes and the Note Guarantees;

          (h)   any encumbrance or restriction under a contract for the sale or other disposition of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary, that restricts distributions of the applicable assets or Capital Interests to be sold, or of any assets of a Subsidiary to be sold, pending such sale or other disposition;

          (i)    restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (j)    customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements and other similar agreements;

          (k)   any restriction with respect to the Company or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes;

          (l)    Purchase Money Debt and Capital Lease Obligations permitted under the Indenture for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

          (m)  Liens securing Debt otherwise permitted to be incurred under the Indenture, including the provisions of the covenant described above under the caption "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (n)   any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the receivables and related assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction; and

          (o)   any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date.

        Nothing contained in this "Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the "Limitation on Incurrence of Debt" and "Limitation on Liens" covenants in the Indenture.

Limitation on asset sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (such Fair Market Value to be determined at the time of contractually agreeing to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability; and

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion.

        Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

          (1)   to prepay, repay, redeem or purchase any secured Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary and cause such Debt to be permanently retired and the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased;

          (2)   to prepay, repay, redeem or purchase any unsecured Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary and cause such Debt to be permanently retired and the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased; provided that to the extent the Company repays any such Debt, the Company shall equally and ratably repay the Notes as provided under the caption "—Optional Redemption," through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an Offer to Purchase (in accordance with the procedures set forth below relating to Asset Sales) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus accrued but unpaid interest to the date of purchase;

          (3)   to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

          (4)   to make a capital expenditure in or that is used or useful (as determined in the good faith judgment of the Company) in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

          (5)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful (as determined in the good faith judgment of the Company) in a Permitted Business; or

          (6)   any combination of the foregoing.

        Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will, within 30 days, make an Offer to Purchase to all Holders of Notes (on a pro rata basis to each series of Notes), and to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to assets sales, in an amount equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase; the Company may use those funds for any purpose not otherwise prohibited by the Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other pari passu Debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

        Pending the final application of any Net Cash Proceeds pursuant to this covenant, such Net Cash Proceeds may be applied temporarily to reduce Indebtedness outstanding under a revolving credit facility or may otherwise be invested in any manner not prohibited by the Indenture.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

        The agreements governing our other Debt contain, and future agreements may contain, restrictions on the conduct of our business, including restrictions on our ability to conduct Asset Sales and on our ability to apply the proceeds of any permitted Asset Sale to payment of the Notes.

Limitation on transactions with affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction"), unless:

            (i)  such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm's length transaction by the Company or such Subsidiary with a Person who is not an Affiliate;

           (ii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

          (iii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company must obtain and deliver to the Trustee a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an "Independent Financial Advisor") stating that the transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

        The foregoing limitation does not limit, and shall not apply to:

          (1)   Restricted Payments that are permitted by the provisions of the Indenture described above under "—Limitation on Restricted Payments" and Investments permitted pursuant to the definition of Permitted Investments (other than pursuant to clause (f) of such definition);

          (2)   the payment of reasonable and customary fees and indemnities and other benefits to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors;

          (3)   the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

          (4)   transactions between or among the Company and/or its Restricted Subsidiaries;

          (5)   any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous to the Holders of the Notes in any material respect, including, without limitation, transactions with Triumph Receivables, LLC in connection with the Existing Receivables Facility;

          (6)   any contribution of capital to the Company;

          (7)   transactions permitted by, and complying with, the provisions of the Indenture described below under "—Consolidation, Merger, Conveyance, Transfer or Lease";

          (8)   any transaction with a joint venture, partnership, limited liability company or other entity (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

          (9)   transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practice and on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm's length transaction with a Person that is not an Affiliate of the Company; and

          (10) transactions effected as part of a Qualified Receivables Transaction.

Limitation on sale and leaseback transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

            (i)  the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property sold,

           (ii)  prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the "Limitation on Incurrence of Debt" covenant contained herein, and

          (iii)  at or after such time the Company and such Restricted Subsidiary also comply with the "Limitation on Asset Sales" covenant contained herein.

          (iv)  Provision of financial information

        Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, or file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval System (or any successor system), within the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors. If the Commission will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraph on our website within the time periods that would apply if the Company were required to file those reports with the Commission.

        In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Additional note guarantees

        On the Issue Date, each of the Guarantors will Guarantee the Notes in the manner and on the terms set forth in the Indenture.

        After the Issue Date, the Company will cause each of its domestic Restricted Subsidiaries (other than any domestic Restricted Subsidiary that is a Receivable Subsidiary) that (1) is a borrower under any Credit Facility or (2) Guarantees any Debt of the Company or any of its domestic Restricted Subsidiaries incurred under any Credit Facility to Guarantee the Notes.

        Each Note Guarantee will state that it will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

        Each Guarantee will be released in accordance with the provisions of the indenture described under "—Guarantees" above.

Limitation on creation of unrestricted subsidiaries

        Triumph Receivables, LLC, Triumph Group Charitable Foundation, Triumph Interiors, Ltd, Saygrove Actuation & Motion Control Limited and Airframe Spares & Logistics GmbH will be Unrestricted Subsidiaries on the Issue Date. After the Issue Date, the Company may designate any other Subsidiary of the Company to be an "Unrestricted Subsidiary" as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary designated as such in the Indenture or, after the Issue Date, by the Board of Directors of the Company in an Officer's Certificate in the manner set forth below; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary after the Issue Date only if:

            (i)  neither the Company nor any of its Restricted Subsidiaries:

            (A)  provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt, but excluding, in the case of a Receivable Subsidiary, any Standard Securitization Undertakings);

            (B)  is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary (except, in the case of a Receivable Subsidiary any Standard Securitization Undertakings); or

            (C)  has any direct or indirect obligation to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, including by way of subscription for additional Capital Interests of such Person; such Subsidiary does not own any Capital Interests of, or own or hold any Lien on any property of, any Restricted Subsidiary of the Company; and

           (ii)  either:

            (A)  the Subsidiary to be so designated has total assets of $1,000 or less; or

            (B)  the Company could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or net book value of such Subsidiary pursuant to the "Limitation on Restricted Payments" covenant (and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder).

        An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the "Limitation on Incurrence of Debt" covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the "Limitation on Liens" covenant.

Consolidation, merger, conveyance, transfer or lease

        The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

            (i)  either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the "Surviving Entity"), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its Successor Entity is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

           (ii)  immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

          (iii)  immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Company (or the Surviving Entity if the

  Company is not continuing) could Incur $1.00 of additional Debt under the provisions described in the first paragraph of "—Limitation on Incurrence of Debt"; and

          (iv)  the Company delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officer's Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

        Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (ii) and (iii) will not prohibit:

          (1)   a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or

          (2)   a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a Person organized under the laws of the United States or any political subdivision or state thereof (other than its then-current state of organization) or for the purpose of changing its form of organization; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

        For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

        Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, the conditions described in the immediately preceding paragraphs, the Surviving Entity (if other than the Company) shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Entity duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease of all or substantially all of the Company's assets, the predecessor Person shall be relieved of all such obligations.

Limitation on business activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Payments for consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of default

        (1)   Each of the following is an "Event of Default" under the Indenture:

        (2)   default in the payment in respect of the principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

        (3)   default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

        (4)   except as permitted by the Indenture, any Note Guarantee of any Significant Subsidiary required to be a Guarantor pursuant to the Indenture (or any group of Restricted Subsidiaries required to be Guarantors pursuant to the Indenture that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

        (5)   default in the performance, or breach, of any covenant or agreement (including the Company's obligations described under "—Change of Control" above) of the Company or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically addressed in clauses (1), (2) or (3) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

        (6)   a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $50.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults (A) shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (B) shall constitute a failure to pay principal of at least $50.0 million on such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

        (7)   the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $50.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

        (8)   certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

        If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default (other than the nonpayment of accelerated principal of, premium, if any, or interest on the Notes) have been cured or waived as provided in the Indenture.

        In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

        If an Event of Default specified in clause (7) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see "—Amendment, Supplement and Waiver." The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the best interests of the Holders.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

        The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee within five Business Days after it becomes aware of the occurrence of any Default or Event of Default.

Amendment, supplement and waiver

        Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes:

          (1)   to evidence the succession of another Person to the Company and the assumption by any such Successor Entity of the covenants of the Company in the Indenture, the Note Guarantees and the Notes;

          (2)   to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

          (3)   to add additional Events of Default;

          (4)   to provide for uncertificated Notes in addition to or in place of the certificated Notes;

          (5)   to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

          (6)   to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

          (7)   to add a Guarantor or to release a Guarantor in accordance with the terms of the Indenture;

          (8)   to cure any ambiguity, defect, omission, mistake or inconsistency;

          (9)   to make any other provisions with respect to matters or questions arising under the Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company;

          (10) to conform the text of the Indenture or the Notes to any provision of this "Description of Notes" to the extent that the Trustee has received an Officer's Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this "Description of Notes";

          (11) to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

          (12) to secure the Notes; or

          (13) to provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities.

        With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), the Company, the Guarantors and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

          (1)   change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor;

          (2)   reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;

          (3)   modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification is made after the time that the Company is required to make an Offer to Purchase in connection with a Change of Control or Asset Sale;

          (4)   modify or change any provision of the Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

          (5)   modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

          (6)   release any Note Guarantees required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

        The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

          (1)   in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

          (2)   in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected, each of which, for the avoidance of doubt, shall require the consent of all the Holders of the Notes outstanding.

Satisfaction and discharge of the indenture; defeasance

        The Company and the Guarantors may terminate their respective obligations under the Indenture (a "Discharge") when:

          (1)   either: (A) all Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee immediately available funds or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

          (2)   the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

          (3)   the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (4)   the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

          (5)   the Company has delivered to the Trustee an Officer's Certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

        The Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes ("legal defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due;

          (2)   the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee;

          (4)   the Company's right of optional redemption; and

          (5)   the legal defeasance provisions of the Indenture.

        If the Company exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

        In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants contained in the Indenture ("covenant defeasance"), including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes:

          (1)   the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

          (2)   in the case of legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders and beneficial owners of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

          (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders and beneficial owners of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

          (4)   no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

          (5)   such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

          (6)   such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

          (7)   the Company shall have delivered to the Trustee an Officer's Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such legal defeasance or covenant defeasance have been complied with.

        In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company's estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

The Trustee

        U.S. Bank National Association will act as the Trustee under the Indenture and as the initial paying agent and registrar for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any "conflicting interest" (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

        No recourse may, to the full extent permitted by applicable law, be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors on the Notes or under the Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, or (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity, or (iii) any holder of equity in the Trustee.

No personal liability of stockholders, partners, officers or directors

        No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Governing law

        The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

        "Acquired Debt" means Debt (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing. For purposes of the "Limitation on Transactions with Affiliates" covenant, any Person directly or indirectly owning 15% or more of the outstanding Capital Interests of the Company will be deemed an Affiliate.

        "Applicable Premium" means, with respect to any Note on any applicable redemption date, the greater of:

          (1)   1% of the then outstanding principal amount of the Note; and

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the Redemption Price of the Note at August 15, 2020 (such Redemption Price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the Note through August 15, 2020 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the then outstanding principal amount of the Note.

        "Asset Acquisition" means:

          (a)   an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

          (b)   the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

        "Asset Sale" means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

            (i)  Capital Interests in another Person (other than directors' qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

           (ii)  any other property or assets (other than in the normal course of business, including, as applicable, inventory sales and any sale or other disposition of obsolete or permanently retired equipment);

provided, however, that the term "Asset Sale" shall exclude:

          (a)   any asset disposition permitted by the provisions described under "—Consolidation, Merger, Conveyance, Lease or Transfer" that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

          (b)   any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $10.0 million;

          (c)   sales or other dispositions of cash or Eligible Cash Equivalents;

          (d)   sales of interests in Unrestricted Subsidiaries;

          (e)   the sale and leaseback of any assets within 90 days of the acquisition thereof;

          (f)    the disposition of assets that, in the good faith judgment of the Company, are no longer used or useful in the business of such entity;

          (g)   a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

          (h)   any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a fair market value equal to or greater than the equipment being traded in;

          (i)    the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries are of equivalent or better market value than the Related Business Assets transferred;

          (j)    the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

          (k)   leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

          (l)    any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Restricted Subsidiary;

          (m)  dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice, including, without limitation, those under the Supply Chain Financing Arrangements;

          (n)   licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice in the ordinary course of business;

          (o)   any transfer of accounts receivable, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction;

          (p)   sales of accounts receivable to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (p), Purchase Money Notes will be deemed to be cash); or

          (q)   foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default.

        For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

        "Average Life" means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

        "Board of Directors" means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

        "Capital Interests" in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

        "Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Change of Control" means:

          (1)   the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), that is or becomes the ultimate "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company,

          (2)   during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office, or

          (3)   the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to a Person other than a Restricted Subsidiary of the Company.

        "Common Interests" of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

        "Company" means Triumph Group, Inc. and any Successor Entity.

        "Consolidated Cash Flow Available for Fixed Charges" means, with respect to any Person for any period:

            (i)  the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

            (a)   Consolidated Net Income;

            (b)   Consolidated Non-cash Charges;

            (c)   Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

            (d)   Consolidated Income Tax Expense; and

            (e)   any expenses or charges related to any equity offering, Permitted Investment, recapitalization or Debt Incurrence permitted to be made under the Indenture (whether or not successful) or related to this offering of the Notes;

          (iii)  less the amount of extraordinary, non-recurring or unusual gains.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four Quarter Period") to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Fixed Charges" shall be calculated after giving effect, on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Debt), investment, merger, consolidation, disposed operation or designation occurred on the first day of the Four Quarter Period. For purposes of this definition, pro forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

        If the Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

            (i)  interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect (taking into account any Hedging Obligations or Swap Contract applicable to such Debt) on the Transaction Date; and

           (ii)  if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect (taking into account any Hedging Obligations applicable to such Debt) on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

        If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

            (i)  Consolidated Interest Expense; and

           (ii)  the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal.

        "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, to the extent the same were deducted in computing Consolidated Net Income.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

            (i)  the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

            (a)   any amortization of Debt discount;

            (b)   the net cost under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts);

            (c)   the interest portion of any deferred payment obligation;

            (d)   all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptances, financing activities or similar activities; and

            (e)   all accrued interest;

           (ii)  the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

          (iii)  all capitalized interest of such Person and its Restricted Subsidiaries for such period;

        less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the net income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

          (2)   the net income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders;

          (3)   the net income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

          (4)   gains or losses on Asset Sales shall be excluded;

          (5)   the cumulative effect of a change in accounting principles shall be excluded; and

          (6)   notwithstanding clause (1) above, (x) the net income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries and (y) the net income (or loss) attributable to any discontinued operations shall be excluded.

        "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and non-cash charges and non-cash expenses of such Person and its Restricted Subsidiaries, including, without limitation, non-cash charges and non-cash expenses related to stock-based compensation, asset impairments or writedowns, reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such reserve for cash charges for any future period).

        "Credit Agreement" means collectively, the Company's Third Amended and Restated Credit Agreement, dated as of November 19, 2013, as amended, by and among the Company, the guarantors named therein and PNC Bank, National Association, as administrative agent, and the other agents and lenders named therein, providing for revolving credit borrowings, including all related notes, letters of credit, collateral documents, Guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as further amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xiv) of the definition of the term "Permitted Debt"), or adds Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreements or any successor or replacement agreements and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Credit Facilities" means (i) the Credit Agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof, (ii) any Qualified Receivables Transaction and (iii) whether or not the agreements referred to in clauses (i) and (ii) remain outstanding, one or more debt facilities, commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, notes, bonds, indentures, debentures, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers' acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Debt or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

        "Debt" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following:

            (i)  all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities incurred in the normal course of business;

           (ii)  all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments;

          (iii)  all reimbursement obligations of such Person with respect to letters of credit, bankers' acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers' acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five business days;

          (iv)  all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person;

           (v)  all Capital Lease Obligations of such Person;

          (vi)  the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination;

         (vii)  the liquidation amount or liquidation preference of any Preferred Interests issued by a Restricted Subsidiary that is not a Subsidiary Guarantor;

        (viii)  any Swap Contracts and Hedging Obligations of such Person at the time of determination;

          (ix)  Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and

           (x)  all obligations of the types referred to in clauses (i) through (ix) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt.

        For purposes of the foregoing:

          (a)   the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests;

          (b)   the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof;

          (c)   the amount of any Debt described in clause (viii) is the net amount payable (after giving effect to permitted set-off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person;

          (d)   the amount of any Debt described in clause (x)(A) above shall be the maximum liability under any such Guarantee;

          (e)   the amount of any Debt described in clause (x)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets;

          (f)    interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt; and

          (g)   to the extent not otherwise included in this definition, the Receivables Transaction Amount outstanding relating to any Qualified Receivables Transaction shall be deemed to constitute Debt and, in any Qualified Receivables Transaction structured as a transfer of accounts receivable and related assets, such Debt shall be deemed to constitute Debt of the originator of such accounts receivable and related assets.

        The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, only upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

        "Debt Issuances" means, with respect to the Company or any Subsidiary Guarantor, one or more issuances after the Issue Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

        "Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

        "Eligible Bank" means a bank or trust company (i) that is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) that, as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500 million and (iii) the senior Debt of which is rated at least "A-2" by Moody's or at least "A" by S&P.

        "Eligible Cash Equivalents" means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from S&P or A-2 from Moody's (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company and other than structured investment vehicles, provided that such Investments have one of the two highest ratings obtainable from either S&P or Moody's and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers' acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (vii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Company.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Existing 2021 Senior Notes" means the $375.0 million aggregate principal amount of the Company's 4.875% Senior Notes due 2021.

        "Existing 2022 Senior Notes" means the $300.0 million aggregate principal amount of the Company's 5.250% Senior Notes due 2022.

        "Existing Receivables Facility" means the receivables purchase agreement dated as of August 7, 2008, as amended from time to time, among Triumph Receivables, LLC, as seller, the Company, as servicer, the various purchaser groups from time to time party thereto, and PNC Bank, National Association as administrator, together with all related notes, letters of credit, collateral documents, Guarantees, and any other related agreements and instruments executed and delivered in connection therewith (including without limitation the purchase and sale agreement dated August 7, 2008, as amended from time to time, among the Company, individually and as servicer, Triumph Receivables, LLC and the other Subsidiaries party thereto), in each case as further amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xiv) of the definition of the term "Permitted Debt"), or adds Subsidiaries of the Company as additional sellers, originators, borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase."

        "Fair Market Value" means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Company.

        "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio."

        "GAAP" means generally accepted accounting principles in the United States, consistently applied, as set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, and (iii) such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as they are in effect as of the Reference Date.

        "Guarantee" means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and "Guaranteed" and "Guaranteeing" shall have meanings that correspond to the foregoing).

        "Guarantor" means any Person that Guarantees the Notes in accordance with the provisions of the Indenture and their respective successors and assigns.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any interest rate agreement, currency agreement or commodity agreement entered into in the ordinary course of the Company's business.

        "Holder" means a Person in whose name a Note is registered in the security register.

        "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

          (1)   amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

          (2)   the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

          (3)   the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

          (4)   unrealized losses or charges in respect of Hedging Obligations and Swap Contracts, in each case, not entered into for speculative purposes.

        "Initial Purchasers" means J.P. Morgan Securities LLC, Citigroup Global Markets, Inc., Citizens Capital Markets, Inc., MUFG Securities Americas Inc., PNC Capital Markets LLC, Barclays Capital Inc., Fifth Third Securities, Inc., Santander Investment Securities Inc. and TD Securities (USA) LLC and such several other initial purchasers party to the purchase agreement entered into in connection with the sale of the Notes dated August 8, 2017.

        "Investment" by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety but shall exclude: (a) accounts receivable and other extensions of trade credit in accordance with the Company's customary practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers' compensation, utility, lease and similar deposits, in the normal course of business.

        "Investment Grade Rating" designates a rating of BBB– or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall select any other Rating Agency as provided under the definition of the term "Rating Agencies," the equivalent of such ratings by such Rating Agency shall be used.

        "Issue Date" means August 17, 2017, the date of original issuance of the Notes.

        "Lien" means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Cash Proceeds" means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

        "Non-Recourse Receivable Subsidiary Indebtedness" has the meaning set forth in the definition of "Receivable Subsidiary" and shall, for the avoidance of doubt, include Debt under the Existing Receivables Facility.

        "Note Guarantee" means the Guarantee of each Guarantor of the Notes.

        "Obligations" means, with respect to any Debt, any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing such Debt.

        "Offer" has the meaning set forth in the definition of "Offer to Purchase."

        "Offer to Purchase" means a written offer (the "Offer") sent by the Company electronically or by first-class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1)   the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2)   the Expiration Date and the Purchase Date;

          (3)   the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the "Purchase Amount");

          (4)   the purchase price to be paid by the Company for each Note accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5)   that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

          (6)   the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

          (7)   that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

          (8)   that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

          (9)   that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that that if less than all of such holder's Notes are tendered for purchase, such Holder will be issued new Notes, such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered and the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess of $2,000; and

          (12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

        "Officer's Certificate" means a certificate signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor, as applicable.

        "Performance Guaranty" means the performance guaranty dated as of August 7, 2008, as amended from time to time, by the Company, as performance guarantor, in favor of PNC Bank, National Association for the benefit of the various purchaser groups pursuant to the Existing Receivables Facility.

        "Permitted Business" means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

        "Permitted Debt" means:

            (i)  Debt Incurred pursuant to any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $1,275.0 million;

           (ii)  Debt under the Notes issued on the Issue Date and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

          (iii)  Guarantees of the Notes;

          (iv)  Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Debt described in clauses (i), (ii) or (iii) above), including without limitation, Debt under the Existing 2021 Senior Notes, the Existing 2022 Senior Notes and the Performance Guaranty under the Existing Receivables Facility;

           (v)  intercompany Debt between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt under this clause (v) and shall be deemed Incurred as Debt of the Company or a Restricted Subsidiary, as applicable, for purposes of the Indenture;

          (vi)  Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be incurred under the Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

         (vii)  Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Facilities otherwise permitted to be incurred under the Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

        (viii)  Debt incurred in respect of workers' compensation claims and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion Guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

          (ix)  Debt under Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

           (x)  Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt, provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $150.0 million in the aggregate;

          (xi)  Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

         (xii)  the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Preferred Interests; provided, however, that:

            (a)   any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Company or a Restricted Subsidiary; and

            (b)   any sale or other transfer of any such Preferred Interests to a Person that is not either the Company or a Restricted Subsidiary;

    shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (xiii);

            (i)  Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

           (ii)  Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $150.0 million at any time outstanding;

          (iii)  promissory notes, other than those issued to evidence Debt otherwise permitted hereunder, in an aggregate principal amount not to exceed $6.0 million;

          (iv)  Debt arising under the Supply Chain Financing Arrangements;

           (v)  (a) Purchase Money Notes Incurred by any Receivable Subsidiary that is a Restricted Subsidiary in a Qualified Receivables Transaction and (b) Non-Recourse Receivable Subsidiary Indebtedness;

          (vi)  Refinancing Debt in respect of Debt Incurred pursuant to the first paragraph of "Limitation on Incurrence of Debt" covenant or pursuant to clauses (ii), (iii) or (iv) above (xix) Debt which (A) is contemplated by clause (x)(B) of the definition of "Debt" and (B) could be secured with a Lien pursuant to clause (17) of the definition of "Permitted Liens"; and

         (vii)  Standard Securitization Undertakings.

        "Permitted Investments" means:

          (a)   Investments in existence on the Issue Date;

          (b)   Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

          (c)   Investments in cash and Eligible Cash Equivalents;

          (d)   Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

          (e)   Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

          (f)    Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged,

  consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound up into, the Company or a Restricted Subsidiary;

          (g)   Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

          (h)   receivables owing to the Company or any of its Subsidiaries and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

          (i)    Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

          (j)    Investments in joint ventures not in excess of $50.0 million in the aggregate at any one time outstanding;

          (k)   Investments by the Company or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed $150.0 million at any one time outstanding;

          (l)    loans and advances (including for travel and relocation) to employees in an amount not to exceed $10.0 million in the aggregate at any one time outstanding;

          (m)  Investments the payment for which consists solely of Capital Interests (excluding Redeemable Capital Interests) of the Company;

          (n)   any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "—Certain Covenants—Limitation on Asset Sales" or any other disposition of Property not constituting an Asset Sale;

          (o)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

          (p)   Guarantees by the Company or any Restricted Subsidiary of Debt of the Company or a Restricted Subsidiary (other than a Receivable Subsidiary) otherwise permitted by the covenant described hereunder "—Certain Covenants—Limitation on Incurrence of Debt"; and

          (q)   any Investment by the Company or any Restricted Subsidiary in a Receivable Subsidiary or any Investment by a Receivable Subsidiary in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in a Receivable Subsidiary is in consideration of a Purchase Money Note or an Investment in Capital Interests.

        "Permitted Liens" means:

          (1)   Liens on the assets of the Company, any Guarantor or any Receivable Subsidiary which secure Obligations incurred under Credit Facilities in an aggregate principal amount not to exceed the greater of (i) $1,125 million and (ii) the Secured Debt Cap;

          (2)   Liens in favor of the Company or any Restricted Subsidiary;

          (3)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were not incurred in contemplation of or in connection with such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

          (4)   Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were not incurred in contemplation of or in connection with such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

          (5)   Liens existing on the Issue Date;

          (6)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

          (7)   Liens imposed by law, including carriers', warehousemen's and mechanics' materialmen's and repairmen's Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

          (8)   Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

          (9)   Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not secure Debt;

          (10) Liens securing Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

          (11) Liens relating to banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

            (a)   such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

            (b)   such deposit account is not established by the Company or any Restricted Subsidiary for the purpose of providing collateral to the depository institution;

          (12) any Lien resulting from the deposit of money or other cash equivalents or other evidence of indebtedness in trust for the purpose of defeasing Debt of the Company or any Restricted Subsidiary; provided that the incurrence of Debt and such defeasance or satisfaction and discharge are not prohibited by the Indenture;

          (13) Liens securing Obligations in respect of Debt (including Capital Lease Obligations and Purchase Money Debt) permitted by clause (x) of the definition of "Permitted Debt" covering only the assets acquired, constructed, improved or developed with, or secured by, such Debt;

          (14) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $10.0 million at any one time outstanding;

          (15) Liens securing Obligations in respect of (a) Debt permitted by clause (xiv) of the definition of "Permitted Debt" (and any Guarantee thereof) and (b) Debt of Subsidiaries other than Subsidiary Guarantors; provided, in the case of clause (b), that such Liens attach only to assets of Restricted Subsidiaries other than Subsidiary Guarantors;

          (16) Liens securing Debt permitted by clause (xv) of the definition of "Permitted Debt";

          (17) Liens on Capital Interests of an Unrestricted Subsidiary that secure Debt or other obligations of such Unrestricted Subsidiary;

          (18) Liens securing Obligations in respect of Refinancing Debt; provided that any such Lien covers only the assets that secure the Debt being refinanced;

          (19) leases, subleases, survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially impair the use of such properties in the operation of the business of the Company and its Subsidiaries;

          (20) Liens on assets transferred to a Receivable Subsidiary or on assets of a Receivable Subsidiary, in either case incurred in connection with a Qualified Receivables Transaction;

          (21) Liens arising under the Supply Chain Financing Arrangements;

          (22) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and the Restricted Subsidiaries in the ordinary course of business; and

          (23) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Interests," as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

        "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase."

        "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase."

        "Purchase Money Debt" means Debt:

            (i)  incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

           (ii)  that is secured by a Lien on such assets where the lender's sole security is to the assets so purchased or constructed; and in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in "addition to property, plant or equipment" in accordance with GAAP.

        "Purchase Money Note" means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables. The repayment of a Purchase Money

Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

        "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase."

        "Qualified Capital Interests" in any Person means a class of Capital Interests other than Redeemable Capital Interests.

        "Qualified Equity Offering" means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $50.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the Net Cash Proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the provisions described under the third paragraph of "—Optional Redemption."

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms as determined in good faith by the Company at the time the Company or such Restricted Subsidiary enters into such transaction. For the avoidance of doubt, on the Issue Date, the Existing Receivables Facility shall qualify as a Qualified Receivables Transaction.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the notes publicly available other than as a result of actions by the Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivable Subsidiary" means a Subsidiary of the Company:

          (1)   that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of the Company and/or its Restricted Subsidiaries;

          (2)   that is designated by the Board of Directors as a Receivable Subsidiary pursuant to an Officer's Certificate that is delivered to the Trustee;

          (3)   that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries";

          (4)   no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings),

  (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Debt, "Non-Recourse Receivable Subsidiary Indebtedness");

          (5)   with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company and (c) any Purchase Money Note issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

          (6)   with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

        For the avoidance of doubt, on the Issue Date, Triumph Receivables, LLC shall qualify as a Receivable Subsidiary.

        "Receivables Transaction Amount" means, (a) with respect to any Qualified Receivables Transaction entered into by the Company or a Restricted Subsidiary and structured as a sale of receivables and related assets by the Company or such Restricted Subsidiary rather than a secured loan to the Company or such Restricted Subsidiary, the amount of obligations outstanding under the legal documents entered into as part of such Qualified Receivables Transaction on any date of determination that would be characterized as principal if such Qualified Receivables Transaction were structured as a secured lending transaction rather than as a sale and (b) with respect to any Qualified Receivables Transaction entered into by the Company or a Restricted Subsidiary and structured as a secured loan to the Company or such Restricted Subsidiary, the principal amount of such loan.

        "Receivables Purchase Agreement" means the receivables purchase agreement among Triumph Aerostructures, LLC, Triumph Aerostructures—Tulsa, LLC, the Company, as servicer, and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as buyer, entered into as of March 28, 2016.

        "Redeemable Capital Interests" in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed (other than in exchange for Qualified Capital Interests), is redeemable (other than in exchange for Qualified Capital Interests) at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments." The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

        "Redemption Price," when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

        "Reference Date" means October 1, 2009.

        "Refinancing Debt" means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

            (i)  the Refinancing Debt is subordinated to the Notes or the Note Guarantees, as applicable, to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

           (ii)  the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

          (iii)  the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

          (iv)  such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, on such Debt being refinanced and any reasonably determined premium necessary to accomplish any such refinancing and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

           (v)  such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

        "Related Business Assets" means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Restricted Payment" is defined to mean any of the following:

          (a)   any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company, other than:

              (i)  dividends, distributions or payments made solely in Qualified Capital Interests in the Company and

             (ii)  dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis;

          (b)   any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Company);

          (c)   any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

          (d)   any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

          (e)   any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

        "Restricted Subsidiary" means any Subsidiary that has not been designated as an "Unrestricted Subsidiary" in accordance with the Indenture. For the avoidance of doubt, Triumph Receivables, LLC, Triumph Group Charitable Foundation, Triumph Interiors, Ltd, Saygrove Actuation & Motion Control Limited and Airframe Spares & Logistics GmbH will be Unrestricted Subsidiaries on the Issue Date.

        "S&P" means Standard & Poor's Ratings Group, Inc., a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

        "Secured Debt" means, without duplication, (i) any Debt secured by a Lien and (ii) any Debt of a Restricted Subsidiary that is not a Guarantor Incurred pursuant to the first paragraph of the "Limitation on Incurrence of Debt" covenant.

        "Secured Debt Cap" means, as of any date of determination, an amount of Secured Debt (including the outstanding Receivables Transaction Amount relating to Qualified Receivables Transactions) equal to the greatest principal amount of Secured Debt that could have been Incurred on such date so long as the Company's Secured Leverage Ratio for its most recently ended Four Quarter Period would not have been in excess of 3.0 to 1.0.

        "Secured Leverage Ratio" means, as of any date of determination (the "Determination Date"), the ratio of (a) the aggregate principal amount of Secured Debt of the Company and its Restricted Subsidiaries on the Determination Date (excluding any Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes but including the outstanding Receivables Transaction Amount relating to Qualified Receivables Transactions) to (b) Consolidated Cash Flow Available for Fixed Charges for the most recently ended Four Quarter Period for which internal financial statements are available prior to the Determination Date (the "Reference Period"). For purposes of making the computation referred to above, the Secured Leverage Ratio shall be calculated, if applicable, on a pro forma basis in respect of clauses (a) and (b) thereof as are appropriate and consistent with the pro forma adjustments set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

        "Significant Subsidiary" has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction as determined in good faith by the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

        "Stated Maturity," when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

        "Subordinated Obligations" means any Debt of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which more than 50% of the total voting power of shares of the Voting Interests is at the time owned, directly or indirectly, by:

          (1)   such Person;

          (2)   such Person and one or more Subsidiaries of such Person; or

          (3)   one or more Subsidiaries of such Person.

        "Subsidiary Guarantor" means each Subsidiary of the Company that is a Guarantor.

        "Successor Entity" means a corporation or other entity that succeeds to and continues the business of Triumph Group, Inc.

        "Supply Chain Financing Arrangements" means those certain supply chain financing arrangements pursuant to supplier finance agreements entered into from time to time by the Company or any of its subsidiaries with certain financial institutions, as purchasers of receivables, in each case on a non-recourse basis.

        "Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to August 15, 2020; provided, however, that if the then remaining term of the Notes to August 15, 2020 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if the then remaining term of the Notes to August 15, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        "U.S. Government Obligations" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

        "Voting Interests" means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver an offer to exchange meeting the requirements of the Securities Act in connection with any resale of such new notes. This offer to exchange, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market -making activities or other trading activities. We have agreed that we will make this offer to exchange, as amended or supplemented, available to any broker-dealer for use in connection with any such resale until the earlier of 180 days after the date the exchange offer registration statement becomes effective and the date on which a broker-dealer is no longer required to deliver an offer to exchange in connection with market—making or other trading activities.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over -the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering an offer to exchange, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Until the earlier of 180 days after the date the exchange offer registration statement becomes effective and the date on which a broker-dealer is no longer required to deliver an offer to exchange in connection with market -making or other trading activities, we will promptly send additional copies of this offer to exchange and any amendment or supplement to this offer to exchange to any broker-dealer that requests such documents in the letter of transmittal. Pursuant to the registration rights agreement, we have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the holders of the notes) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following summary describes the material U.S. federal income tax consequences of the exchange of old notes for new notes pursuant to the exchange offer. The following discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and related United States Treasury regulations, administrative rulings and judicial decisions now in effect, changes to which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. Some holders, including financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction, or holders who received the old notes as compensation, or otherwise did not hold the old notes as capital assets may be subject to special rules not discussed below.

        We encourage holders to consult their own tax advisors regarding the tax consequences of the exchange offer and being a holder of the new notes in light of their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

        An exchange of old notes for new notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Instead, a new note a holder receives will be treated as a continuation of such holder's investment in the corresponding old note surrendered in the exchange. Consequently, holders will not recognize any taxable gain or loss as a result of exchanging old notes for new notes pursuant to the exchange offer. The holding period of the new notes will include the holding period of the old notes, and the tax basis in the new notes will be the same as the tax basis in the old notes immediately before the exchange. The U.S. federal income tax consequences of holding and disposing of a new note will be the same as the U.S. federal income tax consequences of holding and disposing of an old note.

Exchange Offer

        The exchange of the old notes for the new notes in the exchange offer should not constitute an exchange for U.S. federal income tax purposes for U.S. Holders, because the new notes should not be considered to differ materially in kind or extent from the old notes. Although the new notes do not have the right to earn additional interest enjoyed by the old notes, the deletion of such right will occur by operation of the terms of the old notes that contemplated the filing of this Registration Statement by the Company. As a result, for U.S. federal income tax purposes (i) a U.S. Holder should not recognize any income, gain or loss as a result of exchanging the old notes for the new notes; (ii) the holding period of the new notes should include the holding period of the old notes exchanged therefor; and (iii) the aggregate adjusted tax basis of the new notes should be equal to the aggregate adjusted tax basis of the old notes exchanged therefor immediately before such exchange.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Ballard Spahr LLP.

EXPERTS

        The consolidated financial statements of Triumph Group, Inc. appearing in Triumph Group, Inc.'s Annual Report (Form 10-K) for the year ended March 31, 2017 (including the schedule appearing therein), and the effectiveness of Triumph Group, Inc.'s internal control over financial reporting as of March 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

TRIUMPH GROUP, INC.

Offer to Exchange

7.750% Senior Notes due 2025

Registered under the Securities Act

For

A Like Principal Amount of Outstanding 7.750% Senior Notes due 2025

OFFER TO EXCHANGE

December 14, 2017

        WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE. YOU MAY NOT RELY ON UNAUTHORIZED INFORMATION OR REPRESENTATIONS.

        THIS OFFER TO EXCHANGE DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CAN NOT LEGALLY BE OFFERED THE SECURITIES.

        THE INFORMATION IN THIS OFFER TO EXCHANGE IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS OFFER TO EXCHANGE, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS OFFER TO EXCHANGE IS CORRECT, NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS OFFER TO EXCHANGE OR SELLING SECURITIES TO YOU.